SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2016, released on April 6, 2017

1.2	Announcement of notice of annual general meeting, dated April 6, 2017

1.3	Circular regarding proposed election and re-election of directors and supervisors, proposed amendments to Articles of Association and notice of annual general meeting, dated April 6, 2017

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 6, 2017	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

China Telecom
China Telecom Corporation Limited
HKEx Stock Code: 728
NYSE Stock Code: CHA
An INTELLIGENT Touch to
Brighten the FUTURE
ANNUAL REPORT
2016

About China Telecom

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a large-scale and leading integrated information service operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2016, the Company had mobile subscribers of about 215 million, wireline broadband subscribers of about 123 million and access lines in service of about 127 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the New York Stock Exchange respectively.

Forward-Looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Contents

2	2016 Milestones

3	Corporate Information

4	Financial Highlights

8	Chairman’s Statement

16	Biographical details of Directors, Supervisors and Senior Management

26	Management’s Discussion and Analysis

26	Business Review
36	Financial Review
46	Report of the Directors

65	Report of the Supervisory Committee

68	Recognition and Awards

70	Environmental, Social and Governance Report
72	Corporate Social Responsibility Report
84	Human Resources Development Report
94	Corporate Governance Report

120	Independent Auditor’s Report

127	Consolidated Statement of Financial Position

129	Consolidated Statement of Comprehensive Income

130	Consolidated Statement of Changes in Equity

131	Consolidated Statement of Cash Flows

133	Notes to the Consolidated Financial Statements

196	Financial Summary

198	Shareholder Information

Corporate Culture

2016 Milestones

APR

•	Successfully promoted “6-mode multi-mode” as national standard, enabling terminal standard back to international mainstream

MAY

•	Approved to refarm 800MHz frequency for 4G network, accelerating to build industry-leading superior network

•	Selected as one of the first batch of the state’s models in mass entrepreneurship and innovation

JUN

•	Established comprehensive transformation and upgrades strategy (Transformation 3.0), striving to be a leading integrated intelligent information services operator

JUL

•	Published China Telecom’s CTNet2025 Network Structure White Paper and elaborated “Service Ecologicalisation”

SEP

•	Successfully accomplished telecommunications assurance for “G20 Hangzhou Summit” and received high recognition and appreciation from the society

DEC

•	Completed 800MHz refarm in rural areas and primarily achieved full coverage of 4G network nationwide; Deployed 4G+ (LTE-A) in all cities with downlink peak speed reached 300Mbps

Corporate Information

Board of Directors

Executive Directors

Yang Jie (Chairman)

Yang Xiaowei

Ke Ruiwen

Sun Kangmin

Independent Non-Executive Directors

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Wang Hsuehming

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Xu Erming

Wang Hsuehming

Remuneration Committee

Xu Erming (Chairman)

Tse Hau Yin, Aloysius

Wang Hsuehming

Nomination Committee

Cha May Lung, Laura (Chairlady)

Tse Hau Yin, Aloysius

Xu Erming

Supervisory Committee

Sui Yixun (Chairman)

Tang Qi (Employee Representative)

Zhang Jianbin (Employee Representative)

Hu Jing

Ye Zhong

Legal Representative

Yang Jie

Joint Company Secretaries

Ke Ruiwen

Wong Yuk Har

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Haiwen & Partners

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

Financial Highlights

	2014	2015	2016
Operating revenues (RMB millions)	324,394	331,202	352,285
EBITDA[1] (RMB millions)	94,853	94,106	95,139
EBITDA margin[2]	33.0%	32.1%	30.7%
Net profit[3] (RMB millions)	17,680	20,054	18,004
Capital expenditure (RMB millions)	76,889	109,094	96,817
Total debt/Equity[4]	36.8%	38.4%	35.7%
Earnings per share (RMB)	0.2185	0.2478	0.2225
Dividend per share (HK$)	0.095	0.095	0.105

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Equity represented equity attributable to equity holders of the Company.

Financial Highlights

Operating Revenues (RMB millions)	EBITDA[1] (RMB millions)

Net Profit[3] (RMB millions)	Dividend Per Share (HK$)

NETWORK INTELLIGENTISATION

RECONSTITUTION of NETWORK

NETWORK INTELLIGENTISATION
RECONSTITUTION of NETWORK

6	7

Chairman’s Statement
Yang Jie
Chairman and Chief Executive Officer
Intelligent service era is coming soon! As a leading telecommunications service provider, we take the lead to step up in transformation and upgrades introduced by intelligence. We shall seize the opportunities brought about by the new era. We shall build a flexible and simplified intelligent network, nurture service ecology satisfying different customer needs, and at the same time inject intelligence into operation & management, to enhance efficiency and return. We shall dedicate to innovation and advance ourselves timely for creation of more shareholders’ value!

Chairman’s Statement

In 2016, with a coherent goal to step forward with keen determination, the Company strived to devote all efforts to firmly seize the favorable opportunity of information consumption upgrade and proactively responded to the complicated environments and circumstances, effectively tackling various pressures and challenges and successfully embarking on a new stage of corporate development. Adhering to explore for new development with cohesive efforts, scale and effectiveness were remarkably enhanced while development capabilities were continuously accumulated. With our unwavering perseverance in promoting reforms, the vitality of our employees was comprehensively exploded and intrinsic momentum was consistently reinforced. With detailed analysis in strategies planning for future vision, the Company promptly deployed the new direction to become the pioneer and embraced the new intellectual era in full strengths.

Overall results

In 2016, the Company achieved impressive results. Operating revenues amounted to RMB352.3 billion, representing an increase of 6.4% over last year. Service revenues1 amounted to RMB309.6 billion, representing an increase of 5.6% over last year, achieving continuous improvement in growth rate. Emerging businesses accounted for 40% of service revenues, representing an increase of over 5 percentage points over last year with continual rapid optimisation in business structure. EBITDA2 was RMB95.1 billion while EBITDA margin2 was 30.7%. Net profit3 was RMB18.0 billion, representing an increase of 11.7% as compared to the net profit3 for the year 2015 excluding the one-off gain from the disposal of tower assets. Basic earnings per share were RMB0.22. Capital expenditure was RMB96.8 billion, representing a decrease of 11.3% over last year while free cash flow4 was -RMB7.7 billion with remarkable improvement over last year.

Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting to appropriately increase the dividend level, that a dividend equivalent to HK$0.105 per share for the year 2016 to be declared.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to the profit attributable to equity holders of the Company. Excluding the one-off gain from the disposal of tower assets amounted to approximately RMB3.9 billion, the net profit for the year 2015 was RMB16.1 billion.
[4]	Free cash flow was calculated based on EBITDA minus capital expenditure and income tax.

Chairman’s Statement

Rising to the challenges, operational development leaped forward to a new landmark

In 2016, facing intensified market competition, the Company adopted a proactive marketing strategy and placed emphasis on two fundamental businesses namely 4G and fibre broadband as well as five emerging areas namely e-Surfing HD, BestPay, Internet of Things, cloud and Big Data and “Internet+” (“2+5”). With perseverance in integration and innovation as well as comprehensive products upgrade, we maintained our leading position in services and accelerated scale breakthrough. Operational development leaped forward to a new landmark.

Strong growth in 4G business to enhance the strengths of mobile business

Persevering with optimisation of existing customers, the Company comprehensively accelerated the users to upgrade their service from 3G to 4G. Through proactive expansion of customer acquisition, we strengthened integration to explore new markets. Aiming at all-round reinforcing business capabilities, we firmly seized the terminal benefits from “multi-mode” handsets, enhanced the sales capabilities of the entire channel and optimised the data traffic operation strategies. As a result, mobile business achieved rapid upgrade while scale and values were remarkably enhanced. The net increase of mobile subscribers for the year was 17.10 million, reaching a total of 215 million and accounting for 16.2% market share, representing an increase of 0.7 percentage points from the end of last year. The total number of 4G users doubled and reached a total of 122 million while the penetration rate reached 57%, accounting for 16.0% market share and representing an increase of 1.9 percentage points from the end of last year. The sales volume of 4G handsets for the year exceeded 100 million, of which more than 80% represented sales of “multi-mode” handsets. The aggregate handset Internet data traffic for the year increased by 130% over last year, of which the aggregate 4G handset Internet data traffic increased nearly 3 times. The monthly average data traffic per 4G user entered a GB era. The mobile handset Internet access revenues for the year increased by 43% over last year, promoting steady improvement in mobile ARPU while the mobile service revenues increased by 10.5% over last year, outperforming the industry growth.

Accelerated penetration of fibre broadband to promote intelligent upgrade in broadband

The Company persisted to adhere to differentiated competitive strategies. Driven by Hundred-Mbps products with trial run of Gbps products, the Company accelerated the transformation of network edges into market competitive capabilities. Through persistent promotion of end-to-end bandwidth upgrade and provision of premier service throughout the entire services process, we established high-quality brand image of broadband services. With deepened integration of Fibre-to-the-Home (FTTH) and “Smart Family” products, we offered all-in-one home entertainment and intelligent applications services to enhance the overall business values. The subscribers scale achieved rapid breakthrough for the year and the Company continued to maintain a leading position in the market. The net increase of wireline broadband subscribers was 10.06 million, reaching a total of 123 million. Of which the total number of FTTH subscribers was 106 million, representing a net increase of 35 million and the penetration rate reached 86%. The wireline broadband access revenues for the year increased by 3.3% over last year with good momentum in business development.

Chairman’s Statement

Rapid development in emerging businesses to construct future growth engines

With persistent and unwavering determination in innovation and integration and leveraging the advantages of its own strengths and resources endowment, the Company internally strengthened efficiently-centralised integration while externally expanded open cooperation, resulting in accelerated expansion in growth potential of new emerging businesses. With rapid breakthrough in the scale of e-Surfing HD, the revenues for the year increased by 24% over last year. The net increase of e-Surfing HD subscribers was 20.95 million, reaching a total of 61.33 million. The number of average monthly active users of “BestPay” increased more than 3 times over last year. The gross merchandise value of “BestPay” for the year increased by approximately 30% over last year, exceeding RMB1 trillion. Internet of Things (IoT) business was rapidly developed, achieving efficient centralisation for the entire network. The net increase of IoT connected devices for the year was 13.21 million. Cloud and Big Data business maintained rapid development momentum. The revenues of cloud and Big Data business for the year increased by 55% over last year. The “Internet+” business achieved scale expansion with remarkable strengthening of the influences in the areas including government administration, education, health and medical care and industrial Internet.

Continual deepening in reforms and innovation to stimulate corporate intrinsic momentum

Promoting comprehensive innovation is the assurance to accomplish corporate ever-lasting vibrant fundamentals. The Company insisted on market-oriented focus as the core to intensify efforts in resources allocation tilted frontline and authority delegation as well as optimisation of “top down” service support system. With in-depth promotion of sub-division of performance evaluation units, the frontline vitality was fully stimulated and operational efficiency was remarkably improved. The Company proactively responded to the theme of “entrepreneurship and innovation by the general public” and was selected as one of the first batch of the state’s models in mass entrepreneurship and innovation, creating an innovative atmosphere for our employees. Through promoting the enhancement of quality and efficiency, optimisation of financial management mechanism and reinforcement in precision management, we successfully enhanced the capabilities of values management and risk management. With concurrent promotion of co-building and co-sharing of networks as well as strengthening in centralised procurement, we effectively reduced our investment costs and enhanced the efficiency of resources utilisation. We increased our efforts in new talents introduction programme, optimised the structure of talents team, focused on practical nurture of new talents team and established internal co-sharing mechanism for talents. Corporate vitality and efficiency were persistently improved.

Chairman’s Statement

Looking ahead into the future vision, transformation and upgrades entered into a new stage of journey

In 2016, the Company successfully grasped and embraced the intelligent trend of development era as well as comprehensively examined and assessed the industry environment and actual corporate circumstances. Meanwhile, with widespread convergence of intelligence and experience from the implementation of strategic transformation (Transformation 1.0)5 and in-depth transformation (Transformation 2.0)5, the Company established a comprehensive transformation and upgrades strategy (Transformation 3.0) and strived to be a leading integrated intelligent information services operator. Surrounding the overall strategies planning, we promptly determined and established the implementation path to pragmatically promote network intelligentisation, service ecologicalisation and operation intellectualisation. Transformation and upgrades entered into a new stage of journey.

Promotion of network intelligentisation

In 2016, the Company published the China Telecom’s CTNet2025 Network Structure White Paper and completed the top-level design on network reconstitution, endeavouring to build an industry-leading new style network featuring intelligence, efficient centralisation and openness. On the one hand, the Company persisted in strengthening the fundamental network capabilities. With full exploitation of the strengths of international mainstream FDD technology and co-sharing of telecommunications towers resources, the Company seized favourable opportunities from the policy to refarm 800MHz frequency and swiftly achieved basic full coverage of superior 4G network nationwide characterised with multi-frequency collaboration, maintaining industry-leading customers’ experience. We simultaneously deployed VoLTE and NarrowBand IoT (NB-IoT) with 4G networks, laying robust network foundation for the upgrade of mobile voice and IoT business. Through comprehensive promotion of fibre broadband network upgrade, we primarily achieved all cities in service areas with fibre broadband access capability while the overall average bandwidth of wireline broadband subscribers exceeded 50Mbps.

[5]	For the years from 2004 to 2010, we implemented strategic transformation which defined the corporate as Telecom Full Service Provider, Internet Applications Aggregator and Leading Enterprise ICT Service Provider. For the years from 2011 to 2015, we implemented in-depth transformation which adjusted the corporate’s positioning as the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.

Chairman’s Statement

On the another hand, the Company steadily promoted the intelligent evolution of networks. By introducing new technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV), the Company established open laboratory for network reconstitution and joint open laboratory for 5G. We actively engaged in a number of major projects including the research and development of 5G, fundamental scientific research, network engineering and product research and development. In addition, we also promoted the construction of Data Centre Interconnect (DCI) and optimised the cloud resources deployment embedded with the features of super massive volume, wide areas coverage and flexible adjustment so as to enhance the synergistic capabilities of cloud and network.

Promotion of service ecologicalisation

The Company emphasised on key businesses and implementation of service reconstitution to plan well for future development. Through proactive establishment of five key business ecosphere, namely Intelligent Connection, Smart Family, Internet Finance, IoT and new ICT applications forming a synergetic integral featuring mutual integration, mutual reliance, mutual promotion and mutual driven as a whole, we aimed to provide intelligent-connected and vertically-integrated intelligent applications services for users. As the next step, the Company will increase efforts in building an operating mechanism for unified account products and enhance Internet-oriented and professional channel capabilities, injecting capabilities for service ecologicalisation; apply Big Data capabilities to accurately support scale development and the entire process of value operations, injecting intelligence for service ecologicalisation; facilitate convergence of external resources and devote intensified efforts in open cooperation, injecting strengths for service ecologicalisation.

Promotion of operation intellectualisation

The Company continued to expedite the promotion of efficient centralised and Internet-oriented operations to focus on the construction of a market-driven and frontline-driven intellectual operational system. With devoted efforts in deepened precision management, enhancement of operational efficiency and improvement in customer perception, evolution of network intelligentisation and service ecologicalisation were assisted and supported. We explicitly defined the key value of data in corporate’s perspective and focused on Big Data applications, striving to create a “corporate core” with data-driven focus as the core. The Company commenced to implement various key measures including construction of corporate-level Big Data platform, enhancement of database management, reinforcement of IT system support and improvement of data applications capabilities. Core data convergence of the entire-network was basically completed. The end-to-end perception system covering the entire-network mobile business has been launched while end-to-end operation of fibre broadband was steadily promoted. In the future, the Company will persist to promote the reconstitution of operation and management, further collaborating the in-

Chairman’s Statement

depth integration of smart operations with key areas including sales and marketing, service, network operations, corporate management and open cooperation as well as forming closed-loop management for the entire process so as to provide strengthened support and assurance for transformation and upgrades.

Corporate governance and social responsibility

We always commit to uphold high level of corporate governance and insist on governing the corporate in accordance with laws and regulations, attaching great importance to risk management and control. We continuously enhance corporate transparency to ensure corporate healthy and sustainable growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. In 2016, we were accredited with a number of awards and recognitions, including the “No. 1 Overall Best Managed Company in Asia” by Euromoney for seven years in a row, “Most Honored Company in Asia” by Institutional Investor for six consecutive years and two Platinum Awards namely “Best Telecommunications Company in Asia” and “Best Company in China” by FinanceAsia.

We persist to adhere to the collaboration of self-development and social responsibility. Adhering to ensure operation with integrity and maintain a fair and orderly environment for market competition, we strive to achieve win-win cooperation with respective stakeholders and facilitate healthy development for the entire ecosphere, proactively making contributions for the national economy. We also devoted to maintain network security and information security, prevent and combat telecommunications information fraud to create a safe and green network environment and responded to the initiatives of “the Belt and Road” by enhancing the information infrastructure for the countries and regions along the path. With implementation of “Speed Upgrade and Tariff Reduction”, we vigorously promoted the popularisation of broadband penetration in rural areas and proactively implemented alleviation of information poverty through provision of information, persistently fostering the informatisation evolution for the society. We further strengthened energy conservation and emissions reduction, emphasising on environment protection in engineering projects to promote green operations. We launched the initiatives for poverty alleviation and aid programme to Tibet and Xinjiang aiming at serving the society continuously. We received high recognition and appreciation from the society through our efforts in combating catastrophic flooding in Southern China and successfully accomplishing telecommunications assurance for “G20 Hangzhou Summit”.

Chairman’s Statement

Outlook

Year 2017 is a crucial year for the Company to implement the strategy of comprehensive transformation and upgrades as well as the construction of comprehensive competitive advantages. Despite facing more complicated external environment and more intensified market competition, we are even more confident looking into the future. The confidence is originated from the continuous improvement of macro environment

-	steady improvement of the national economy, progressive promotion of supply-side reforms, vitality released from the reforms of state-owned enterprises; from the prosperous and booming industry outlook

-	deepened promotion of a series of national strategies including “Cyberpower”, “Network and Information Country” and “Made in China 2025”, upgrade of information consumption, forming and creating vast market potentials; from the deepened endowment of the Company

-	robust development fundamentals and brilliant corporate culture established over many years. The strategy of transformation and upgrades catering for the development trends has comprehensively commenced.

In the future, with a unitary goal cohering as a whole, the Company will firmly seize the opportunities to step forward with unwavering determination and excellent execution. Driven by “Transformation 3.0” with reform and innovation as impetus, we strive to create superior and leading intelligent network in a more highly-efficient way, build a win-win business ecology in a more open way, promote flexible synergic smart operation and leverage the smart wisdom of our employees in a more comprehensive way so as to achieve concurrent development and enhancement of corporate values, customer values and employee values as a respectable corporate citizen.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere gratitude to all our shareholders, customers and all other parties in the community, and my grateful thanks to all our devoted colleagues who always work so hard and strive along with us for our common ideal and goal.

Yang Jie
Chairman and Chief Executive Officer
Beijing, China

21 March 2017

Biographical Details of Directors, Supervisors and Senior Management

Mr. Yang Jie

Age 54, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Yang Xiaowei

Age 53, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in computer technology from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited, Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., Executive Vice President of the Company and Vice President of China Telecommunications Corporation. He is also a Director and the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Ke Ruiwen

Age 53, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Sun Kangmin
Age 59, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Tse Hau Yin, Aloysius

Age 69, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non- Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Biographical Details of Directors, Supervisors and Senior Management

Madam Cha May Lung, Laura

Age 67, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 67, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Biographical Details of Directors, Supervisors and Senior Management

Madam Wang Hsuehming

Age 67, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatisation and capital equipment financing.

Mr. Zhen Caiji

Age 56, is an Executive Vice President of the Company. Mr. Zhen is a professor-level senior engineer. Mr. Zhen received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Zhen served as Deputy Chief Engineer of Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, President of Beijing Posts and Telecommunications Design Institute of Ministry of Information Industry, Vice President of China Academy of Telecommunication Research of Ministry of Information Industry, Deputy Chief Engineer of China Mobile Communications Corporation, President of China Academy of Telecommunications Technology, and Chairman and President of Datang Telecom Technology & Industry Group. He is also a Vice President of China Telecommunications Corporation. Mr. Zhen has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Gao Tongqing

Age 53, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Mr. Chen Zhongyue

Age 45, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Sui Yixun

Age 53, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Tang Qi

Age 58, is an Employee Representative Supervisor of the Company. Mr. Tang is currently the Senior President of the Shandong branch of the Company. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch, Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Mr. Zhang Jianbin

Age 51, is an Employee Representative Supervisor of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Hu Jing

Age 41, is a Supervisor of the Company. Mr. Hu is currently the Director of the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

Mr. Ye Zhong

Age 57, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. and Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

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SERVICE

Management’s Discussion and Analysis

Business Review

The following table sets out the key operating data for 2014, 2015 and 2016:

	Unit	2014	2015	2016	Rates of change over 2015
Mobile subscribers	Million	185.62	197.90	215.00	8.6%
of which: 4G terminal users	Million	7.08	58.46	121.87	108.5%
Mobile voice usage	Million minutes	655,939	667,535	720,566	7.9%
Mobile SMS usage	Million messages	64,583	56,817	54,744	(3.6%)
Handset data traffic	kTB	266.6	554.7	1,277.0	130.2%
Wireline broadband subscribers	Million	106.95	113.06	123.12	8.9%
of which: Fibre-to-the-Home (FTTH) subscribers	Million	42.61	70.99	105.99	49.3%
Access lines in service	Million	143.56	134.32	126.86	(5.6%)
Wireline local voice usage	Million pulses	130,439	110,935	93,403	(15.8%)
e-Surfing HD subscribers	Million	31.26	40.38	61.33	51.9%
BestPay average monthly active users	Million	—	3.51	16.21	361.8%
Internet of Things connected devices*	Million	—	0.98	14.19	1,348.0%

*	China Telecom completed the construction of its efficiently-centralised operating platform for Internet of Things and operation commenced in April 2016.

Management’s Discussion and Analysis

Business Review

In 2016, the Company continued to focus on the “2+5” key businesses with continuous optimisation in business structure, achieving scale expansion, sound revenue growth momentum and remarkably strengthened comprehensive capabilities. Step-up transformation leaped forward to a new level.

Key operating performance in 2016

(1)	Healthy growth in operating revenues with continuous optimisation in business structure

In 2016, the Company’s operating revenues increased by 6.4% to RMB352,285 million. Service revenues increased by 5.6% to RMB309,644 million. Revenue structure was further optimised, with emerging businesses accounting for 39.6% of service revenues, up 5.2 percentage points. Of which, handset Internet access revenue and ICT service revenue increased by 42.9% and 17.2% respectively over last year, becoming the major drivers of revenue growth.

Management’s Discussion and Analysis

Business Review

(2)	Rapid growth in mobile services with comprehensive acceleration in 4G business

Through persistence in aggressive marketing strategy, the Company implemented sales and marketing initiatives such as “Integration driving new subscribers”, “Seizing card slots” and innovation in consumer finance, driving the rapid development in mobile services with consistent increase in the market share of mobile subscribers. The Company leveraged its 4G network edge to comprehensively promote its 4G business. Rapidly expanding in new subscribers market and accelerating subscribers migration, the Company became the world’s largest LTE FDD operator. Grasping the pattern of value chain development, the Company promoted the “multimode” handsets1 as the national standard to strengthen the competitive edges in handsets while expanding its sales radius to enhance terminal-led capability. The Company continuously optimised its product strategy, improved its channel deployment and enhanced its sales organisation, resulting in accelerated subscriber scale expansion and rapid revenue growth. Mobile subscribers reached 215.00 million by the end of 2016, with a net addition of 17.10 million for the year. 4G terminal users reached 121.87 million by the end of 2016, with a net addition of 63.41 million for the year, accounting for 56.7% of total mobile subscribers. Mobile service revenues increased by 10.5% over last year to RMB137,611 million.

[1]	“Multi-mode” handsets represent handsets supporting the six telecommunications standards namely TD-LTE, LTE FDD, WCDMA, TD-SCDMA, GSM and CDMA, which is compatible with all the 4G/3G/2G networks of China Telecom, China Mobile and China Unicom.

Management’s Discussion and Analysis

Business Review

(3)	Mutual enhancement in quantity and quality of data traffic operation with prominent results

Led by the mutual growth in data traffic volume and value, the Company diversified its products and optimised its 4G packages, and promoted the data traffic products including “spare time package”, “holiday package”, “dedicated data traffic package” and “integrated video card”, resulting in growth in data traffic volume while preserving data traffic value. Leveraging the edge of intellectual operation in Big Data, the Company promoted precision handsets upgrade of subscribers, accelerated subscribers migration from 3G to 4G. The Company focused on “large data traffic producer”, “large data traffic application” and “large data traffic area”, resulting in remarkable data traffic consumption with signature handsets, video applications and in key areas. 4G DOU exceeded 1GB, reaching 1,029MB, while data traffic has become the top growth driver for revenue. In 2016, handset data traffic reached 1,277kTB, representing an increase of 130.2% over last year, of which 4G handset data Internet traffic accounted for 83.1%, representing an increase of 32.4 percentage points over last year. The handset Internet access revenue accounted for 49.6% of mobile service revenues, representing an increase of 11.2 percentage points over last year.

Management’s Discussion and Analysis

Business Review

(4)	Extraction of high speed fibre broadband value with solid growth in wireline business

Guided by the broadband development strategies of “speed upgrade, content enrichment and brand establishment”, the Company reinforced its differentiated edges in its broadband services driven by Hundred-Mbps products with Gbps products as demo. With the launch of its “smart fibre broadband standard”, the Company redefined service connotation of high-speed broadband service as Hundred-Mbps bandwidth or above. Proactively expanding fibre broadband subscriber scale, China Telecom has become the world’s largest FTTH operator. Building on the fundamental of its fibre network, the Company further developed its integrated services. Through smart home gateway and 4K TV set-top box, the Company introduced four core applications including e-Surfing HD, VPN, family cloud and video call, uplifted high bandwidth threshold and extracted broadband value to stabilise the revenue base of our wireline services, and to effectively compensate the revenue shortfall caused by the gradually declining wireline voice revenue. Net addition of wireline broadband subscribers was 10.06 million for the year, reaching 123.12 million by the end of 2016. Net addition of FTTH subscribers was 35.00 million for the year, reaching 105.99 million by the end of 2016, accounting for 86.1% of the total wireline broadband subscribers. Wireline broadband revenue was RMB76,766 million, representing an increase of 3.3% over last year. Wireline service revenues reached RMB172,033 million, representing an increase of 1.9% over last year. Wireline voice revenue was RMB25,987 million, accounting for 8.4% of the service revenues, representing a decrease of 1.7 percentage points from last year.

Management’s Discussion and Analysis

Business Review

(5)	Strong momentum in emerging business development with favourable market trend

The Company persisted in adhering to innovation as vitality and grasped business pattern to satisfy the continuously increasing and diversifying demand from customers. The Company strengthened research and development, expedited cultivation and pragmatically promoted its emerging business with remarkable achievements. In respect of Smart Family development, leveraging resource strengths, the Company comprehensively implemented efficiently centralised operations to form and operate the smart family alliance and developed four core applications namely e-Surfing HD, VPN, family cloud and video call in full strength, achieving stable expansion in its subscriber scale. By end 2016, e-Surfing HD subscribers reached 61.33 million, representing a net addition of 20.95 million for the year. In respect of Internet finance development, the Company stepped up emerging business promotion including consumer finance instalments and “BestPay red packet”, with average monthly active users of “BestPay” reaching 16.21 million, representing an increase of 361.8% over last year, and actively participating merchants reaching 300,000, grew by 773.5% over last

Management’s Discussion and Analysis

Business Review

year. In respect of Internet of Things (“IoT”) development, the Company implemented efficiently centralised operation in business development featured with one-stop acceptance for full range of service, launched the construction of NB-IoT and formed e-Surfing IoT industry alliance with focuses on the scale expansion in key industries such as Internet of vehicles, security monitoring and public affairs, achieving a net addition of 13.21 million connected devices. In respect of cloud services development, adhering to the principles of “cloud-network integration, appropriate deployment, reliable security and efficiently centralised operation”, the Company refined the infrastructure deployment of cloud and IDC and launched “e-Surfing cloud 3.0” products in order to achieve industry-leading capabilities in key products such as cloud hosting, cloud storage and private cloud. Revenue from IDC service was RMB15,936 million, representing an increase of 27.9% over last year, while revenue from cloud service was RMB1,500 million, representing an increase of 48.8% over last year. In respect of Big Data development, through supporting precision sales and marketing internally and achieving breakthroughs externally in sectors including transportation, tourism and finance, the Company enhanced its level of operation intellectualisation. Revenue from Big Data service was RMB410 million, representing an increase of 81.4% over last year. In respect of “Internet+” development, the Company published the “Internet+” Action White Paper and prominently enhanced the scale and quality of big orders, remarkably strengthened its influence through scale expansion in industries such as government administration, education and healthcare.

(6)	Enhancing channel capabilities by implementing sales and service integration via channels

The Company deepened the promotion of channel operation, effectively expanded the channel scale, refining and optimising the “channel overview” and “superior channel” systems while remarkably enhancing precision sales and service capabilities of the channels. The Company strengthened coordination between direct sales channels, physical channels and electronic channels for market development. Regarding physical stores, the Company expanded the open channels coverage in core business districts, built Smart Family experience stores in urban communities and promoted the establishment of sales outlets for “multi-mode” handsets in rural market. At the same time, the Company initiated cooperation with various industries and widely expanded into the household electrical appliance stores, comprehensively promoting sales and service integration. In direct sales channels, the Company leveraged the edges in big orders development and good customer relations, achieved remarkable enhancement in the volume of big orders and widespread influence in industries including government administration, education and healthcare. In electronic channels, the Company leveraged online stores and mobile online stores service system, with mobile online service app users exceeded 100 million. The Company deepened O2O operating capability and developed extensive cooperation with e-commerce companies, resulting in the consistent enhancement in sales volume of data traffic packages and customer acquisition.

Management’s Discussion and Analysis

Business Review

(7)	Focusing on “2+5” key businesses with enhancement in customer service capabilities

The Company focused on “2+5” key businesses and reinforced the consciousness of “proactive service and smart alert”, in order to comprehensively improve the level of precision service and intellectualisation level. In respect of 4G services, the Company optimised the data traffic business rules and developed data traffic operation by scenario with pilot promotion of detailed record inquiries for data traffic. In respect of fibre broadband services, the Company implemented innovative service models to promote “pay after installation” in order to enhance end-to-end operation capabilities. In respect of key emerging businesses, the Company explicitly defined service scope and refined service system to solve key service problems. To strengthen customer relations, the Company comprehensively promoted star services and scaled-up bonus points reward. The company continuously enhanced channel service quality, improved service standard of sales outlets and strengthened the service capabilities of new media. In 2016, the Company ranked first in the industry in terms of customer satisfaction in both wireline and mobile Internet access services as assessed by the Ministry of Industry and Information Technology.

Management’s Discussion and Analysis

Business Review

(8)	Strengthening network capabilities prominently with stable enhancement in operating efficiency

The Company persisted in customer-oriented development strategy with innovation and continuously enhanced its investment structure and optimise resources allocation. First, coordinating and planning for frequency resources, the Company leveraged the differentiated edges of “wide coverage with low frequency, adequate capacity with high frequency”. With the comprehensive launch of the LTE 800MHz refarm, the Company built the world’s largest FDD network and achieved basic full coverage of 4G network. In 2016, the Company added 380,000 4G BTSs, reaching 890,000 4G BTSs by the end of 2016. Second, the Company efficiently promoted the full fibre network construction, consistently optimised network coverage and enhanced network capabilities. The Company added over 65 million FTTH/O ports for the year, reaching 210 million ports by the end of 2016, with basic full coverage of fibre network in the city area of southern China. Third, the Company officially published China Telecom’s CTNet2025 Network Structure White Paper, fully launched intelligentisation of network reconstitution, and officially established open laboratory for network reconstitution. With a more open attitude, the Company carried out tests of new technologies such as SDN/NFV with various parties along the value chain, accelerated the pace of technological innovation. Fourth, the Company endeavoured to promote co-building and sharing to avoid duplicated construction. In 2016, the Company jointly built 4G BTSs with China Unicom, promoted the interconnection of two parties’ primary and secondary trunk networks and coordinated the cooperation demand between southern and northern China, to foster the co-building and sharing of fibre transmission line, effectively saved capital expenditure.

Management’s Discussion and Analysis

Business Review

Outlook for 2017

2017 is a crucial year for the implementation of the corporate strategy regarding step-up transformation. Navigating with strong strategy-led, the Company will accelerate the promotion of network intelligentisation, service ecologicalisation and operation intellectualisation to further develop the “2+5” key businesses and forge differentiated edges. The Company will accelerate the promotion of service ecologicalisation surrounding the five service ecospheres. In respect of Intelligent Connection ecosphere, persisting in aggressive strategy, the Company will further expedite scale expansion of 4G and fibre broadband services, proactively expanding in subscribers acquisition, strengthening data traffic operation and servicing customer retention to enhance customer value. In respect of Smart Family ecosphere, leveraging the scale advantages of e-Surfing HD service, the Company will promote new integrated packages with scale deployment in e-Surfing gateway and 4K TV set-top box, and expedite the expansion in applications such as family cloud, VPN and video call, to strengthen Smart Family ecosphere development. In respect of Internet Finance ecosphere, accelerating the promotion of credit consumption model, the Company will expand the scales of gross merchandise value, active users and actively participating merchants in BestPay service, with the introduction of various payment scenarios and enhancement in payment capabilities, to enhance customers’ experience. In respect of IoT ecosphere, accelerating the construction of connection management platform and business vitality platform, the Company will focus on three markets namely smart city, vertical industry and individual consumption and leverage the advantages in 4G dedicated network and low-frequency NB-IoT network to achieve scale breakthrough. In respect of new ICT applications ecosphere, reinforcing the promotion of “cloud-network integration” and provision of platform services, the Company will leverage solid network foundation to build strong cloud platform, with a focus on key industries such as government administration, education, healthcare and industrial Internet, to promote the applications upgrade.

In 2017, the Company will seize the opportunity in refining Big Data platform capabilities on corporate level, to accelerate the promotion of operation intellectualisation. With the largest Big Data capability platform in Asia, the Company will endeavour to establish open mechanism of Big Data capabilities for both internal use and external clients. Internally, the Company will embed Big Data in the production systems including MSS, BSS and OSS. Externally, the Company will enhance its applications in areas including sales and marketing, customer services, product development and network operation, in order to foster the enhancement in quality and efficiency and enhance customers’ experience. At the same time, the Company will leverage Big Data capabilities to deepen internal administration, and elaborate the corporate strategies for better execution.

Guided by CTNet2025, the Company will also accelerate the promotion of network intelligentisation. Expediting the network evolution and upgrades, the Company will build three superior basic networks, namely 4G network, all-fibre network and IoT network, providing strong support for the scale development of “2+5” businesses, consistently enhancing the quality and efficiency of corporate development, and fostering the mutual growth in corporate value, customer value and employee value.

Management’s Discussion and Analysis

Financial Review

Summary

In 2016, with reform and innovation as the driving force, the Company adhered to the “2+5” operation focuses, changed the mode of development, strengthened the six key capabilities in order to enhance the effectiveness of operational management. The overall operating results were steadily improved. Operating revenues in 2016 were RMB352,285 million, an increase of 6.4% from 2015; service revenues1 were RMB309,644 million, an increase of 5.6% from 2015; operating expenses were RMB325,084 million, an increase of 6.7% from 2015; profit attributable to equity holders of the Company was RMB18,004 million, a decrease of 10.2% from 2015; basic earnings per share were RMB0.22; EBITDA2 was RMB95,139 million, an increase of 1.1% from 2015 and the EBITDA margin3 was 30.7%.

Operating Revenues

In 2016, while proactively responding to the impact of regulatory policies such as Speed Upgrade and Tariff Reduction, implementation of real-name registration and regional integration as a whole, the Company accelerated the scale development of 4G and fibre broadband business, continued to optimise its business structure and achieved a stable growth in its operating revenues. Operating revenues in 2016 were RMB352,285 million, an increase of 6.4% from 2015. Of which, the total mobile revenues were RMB172,223 million, an increase of 10.0% from 2015; the total wireline revenues were RMB180,062 million, an increase of 3.1% from 2015.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2016: RMB34,612 million; 2015: RMB32,026 million), sales of wireline equipment (2016: RMB5,822 million; 2015: RMB4,430 million) and other non-service revenues (2016: RMB2,207 million; 2015: RMB1,480 million).
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

Management’s Discussion and Analysis

Financial Review

The following table sets forth a breakdown of the operating revenues for 2015 and 2016, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2016	2015	Rates of change
Voice	70,120	78,593	(10.8%)
Internet	150,405	126,546	18.9%
Information and application services	66,838	66,343	0.7%
Telecommunications network resource services and lease of network equipment	17,773	17,635	0.8%
Others	47,149	42,085	12.0%

Total operating revenues	352,285	331,202	6.4%

Voice

In 2016, being affected by the substitution effect of mobile Internet services, such as OTT, revenue from voice services was RMB70,120 million, a decrease of 10.8% from 2015, accounting for 19.9% of operating revenues. Of this, revenue from wireline voice services was RMB25,987 million, a decrease of 12.2% from 2015, revenue from mobile voice services was RMB44,133 million, a decrease of 9.9% from 2015. The revenue contribution from voice services continued to decrease, resulting in persistent improvement in structures and effective mitigation of operating risks.

Internet

In 2016, revenue from Internet services was RMB150,405 million, an increase of 18.9% from 2015, accounting for 42.7% of operating revenues. The Company comprehensively upgraded the broadband access network, leveraged the integration advantage of “4G + fibre broadband + e-Surfing HD” and promoted the healthy development of broadband services. At the end of 2016, the number of wireline broadband subscribers reached 123 million, with a net increase of 10.06 million. The wireline broadband revenue was RMB76,766 million, an increase of 3.3% from 2015. The Company deepened the data traffic operation, enhanced integration of contents and data traffic and effectively drove the acceleration of mobile data traffic and revenue growth. Revenue from mobile Internet access services was RMB70,682 million, an increase of 39.4% from 2015. Of this, mobile handset Internet access revenue was RMB68,263 million, an increase of 42.9% from 2015.

Management’s Discussion and Analysis

Financial Review

Information and Application Services

In 2016, revenue from information and application services was RMB66,838 million, an increase of 0.7% from 2015, accounting for 19.0% of operating revenues. Of which, revenue from wireline information and application services was RMB44,335 million, an increase of 5.5% from 2015, mainly benefiting from the rapid growth of IDC, cloud and e-Surfing HD services. Revenue from mobile information and application services was RMB22,503 million, a decrease of 7.4% from 2015, which was mainly due to the decrease in revenue from traditional services such as short and multimedia messaging services and information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2016, revenue from telecommunications network resource services and lease of network equipment was RMB17,773 million, an increase of 0.8% from 2015, accounting for 5.0% of operating revenues. Of which, revenue from wireline telecommunications network resource services and lease of network equipment was RMB17,595 million, an increase of 2.2% from 2015.

Others

In 2016, revenue from other services was RMB47,149 million, an increase of 12.0% from 2015, accounting for 13.4% of operating revenues. Revenue from sales of mobile terminals was RMB34,612 million, an increase of 8.1% from 2015, which was mainly due to the growth in sales of mobile terminals driven by the sales of “multimode” handsets.

Management’s Discussion and Analysis

Financial Review

Operating Expenses

The Company continued to optimise the allocation of resources and strengthened the precision management of costs and expenses in order to effectively support the business development. In 2016, the operating expenses were RMB325,084 million, an increase of 6.7% from 2015. Operating expenses accounted for 92.3% of operating revenues, an increase of 0.3 percentage point from 2015.

The following table sets forth a breakdown of the operating expenses in 2015 and 2016 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2016	2015	Rates of change
Depreciation and amortisation	67,938	67,664	0.4%
Network operations and support	94,092	81,240	15.8%
Selling, general and administrative	56,417	54,472	3.6%
Personnel expenses	54,460	52,541	3.7%
Other operating expenses	52,177	48,843	6.8%

Total operating expenses	325,084	304,760	6.7%

Depreciation and Amortisation

In 2016, depreciation and amortisation was RMB67,938 million, an increase of 0.4% from 2015, accounting for 19.3% of operating revenues. The depreciation and amortisation of the newly added assets in 2016 was basically equivalent to the decrease in depreciation and amortisation resulted from the disposal of tower assets.

Network Operations and Support

In 2016, network operations and support expenses were RMB94,092 million, an increase of 15.8% from 2015, accounting for 26.7% of operating revenues. The growth was mainly due to the increase in the tower assets lease fee and related expenses. At the same time, the Company continuously strengthened cost management and control and the growth rate of network operations and support expenses was lower than that in the same period of last year.

Management’s Discussion and Analysis

Financial Review

Selling, General and Administrative

In 2016, selling, general and administrative expenses amounted to RMB56,417 million, an increase of 3.6% from 2015, accounting for 16.0% of operating revenues. Selling expenses were RMB47,821 million, an increase of 4.1% from 2015. The increase was due to the fact that the Company appropriately increased initiatives in marketing resources while continued to enhance the efficiency of resources utilisation. Of which, commission and service expenses for third parties amounted to RMB30,753 million, an increase of 15.4% from 2015. Advertising and promotion expenses amounted to RMB17,068 million, a decrease of 11.5% from 2015, of which the terminal subsidies amounted to RMB9,370 million, a decrease of 19.4% from 2015.

Personnel Expenses

In 2016, personnel expenses were RMB54,460 million, an increase of 3.7% from 2015, accounting for 15.5% of operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in this annual report.

Other Operating Expenses

In 2016, other operating expenses were RMB52,177 million, an increase of 6.8% from 2015, accounting for 14.8% of operating revenues. The cost of mobile terminal equipment sold amounted to RMB32,849 million, an increase of 6.4% from 2015, which was mainly due to the increase in terminal sales leading to an increase in expenses.

Net Finance Costs

In 2016, net finance costs were RMB3,235 million, a decrease of 24.3% from 2015. The decrease was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition decreased from 5.11% per annum in 2015 to 4.00% per annum in 2016 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange gains were RMB113 million in 2016. The fluctuation of foreign exchange gain or loss was mainly due to the depreciation of the RMB exchange rate against the US Dollar.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2016, income tax expenses were RMB5,988 million with the effective tax rate of 24.8%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable to Equity Holders of the Company

In 2016, profit attributable to equity holders of the Company was RMB18,004 million, a decrease of 10.2% from 2015.

Management’s Discussion and Analysis

Financial Review

Capital Expenditure and Cash Flows

Capital Expenditure

In 2016, the Company strictly controlled the total amount of capital expenditure. On the basis of steady promotion of 4G and fibre broadband network investment, the Company continuously optimised the investment structure to ensure the maximisation of investment efficiency. In 2016, capital expenditure was RMB96,817 million, a decrease of 11.3% from 2015.

Cash Flows

In 2016, net decrease in cash and cash equivalents was RMB7,463 million, while the net increase in cash and cash equivalents was RMB11,309 million in 2015.

The following table sets forth the cash flow position in 2015 and 2016:

	For the year ended 31 December
(RMB millions)	2016	2015
Net cash flow from operating activities	101,130	108,750
Net cash used in investing activities	(99,038)	(102,250)
Net cash (used in)/from financing activities	(9,555)	4,809

Net (decrease)/increase in cash and cash equivalents	(7,463)	11,309

In 2016, the net cash inflow from operating activities was RMB101,130 million, a decrease of 7.0% from 2015, which was mainly due to the increase in costs and expenses related to operating activities.

In 2016, the net cash outflow used in investing activities was RMB99,038 million, a decrease of 3.1% from 2015, which was mainly due to the decrease of capital expenditure for the year.

In 2016, the net cash outflow used in financing activities was RMB9,555 million, and the net cash inflow from financing activities in 2015 was RMB4,809 million. The change was mainly due to the repayment of part of the short-term commercial papers in 2016.

Management’s Discussion and Analysis

Financial Review

Working Capital

The Company consistently upheld prudent financial principles and strict fund management policies. At the end of 2016, working capital (total current assets minus total current liabilities) deficit was RMB245,026 million, an increase in deficit of RMB67,205 million from RMB177,821 million in 2015. The deficit increased because the deferred consideration of RMB61,710 million for the Mobile Network Acquisition will become due at the end of 2017 and was reclassified as current liabilities. As at 31 December 2016, the unutilised credit facilities were RMB161,229 million (2015: RMB128,839 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2016, cash and cash equivalents amounted to RMB24,617 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 81.8% (2015: 92.6%).

Assets and Liabilities

In 2016, the Company continued to maintain a solid financial position. At the end of 2016, the total assets increased by 3.6% to RMB652,368 million from RMB629,561 million at the end of 2015. Total indebtedness decreased to RMB112,528 million from RMB116,669 million at the end of 2015. The ratio of total indebtedness to total assets decreased to 17.2% from 18.5% at the end of 2015.

Indebtedness

The indebtedness analysis as at the end of 2015 and 2016 is as follows:

	For the year ended 31 December
(RMB millions)	2016	2015
Short-term debt	40,780	51,636
Long-term debt and payable maturing within one year	62,276	84
Long-term debt and payable	9,370	64,830
Finance lease obligations (including current portion)	102	119

Total debt	112,528	116,669

Management’s Discussion and Analysis

Financial Review

By the end of 2016, the total indebtedness was RMB112,528 million, a decrease of RMB4,141 million from the end of 2015, which was mainly due to the repayment of part of the short-term commercial papers. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2015: 99.4%), 0.4% (2015: 0.4%) and 0.2% (2015: 0.2%), respectively. 44.3% (2015: 46.3%) of the indebtedness are loans with fixed interest rates, while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2016, neither the Company and any of its subsidiaries pledge any assets as collateral for debt (2015: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

Investment in China Tower

In 2016, the Company held 27.9% of China Tower Corporation Limited (“China Tower”). Please refer to note 9 of the audited consolidated financial statements for its financial performance during the year. In the future, the Company can enjoy more fundamental network resources through China Tower. As one of the shareholders of China Tower, it is expected that we can benefit from the enhancement of profits and values from China Tower.

Contractual Obligations

		1 January	1 January	1 January	1 January	1 January
		2017 to	2018 to	2019 to	2020 to	2021 to
		31 December	31 December	31 December	31 December	31 December
(RMB millions)	Total	2017	2018	2019	2020	2021	Thereafter
Short-term debt	41,425	41,425	—	—	—	—	—
Long-term debt and payable	75,126	62,307	1,187	1,201	1,205	1,195	8,031
Operating lease commitments	60,981	15,492	14,351	13,704	13,256	1,112	3,066
Capital commitments	13,740	13,740	—	—	—	—	—

Total contractual obligations	191,272	132,964	15,538	14,905	14,461	2,307	11,097

Note:	Amounts of short-term debt, and long-term debt and payable include recognised and unrecognised interest payable, and are not discounted.

OPERATION INTELLECTUALISATION

RECONSTITUTION

of

OPERATION & MANAGEMENT

OPERATION INTELLECTUALISATION
RECONSTITUTION
of
OPERATION
&
MANAGEMENT

44	45

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards for the year ended 31 December 2016.

Principal Business

The principal business of the Company and the Group is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2016 and the financial position of the Group as at that date are set out in the audited consolidated financial statements on pages 127 to 195 of this annual report.

Dividend

The Board of Directors proposes a final dividend in the amount equivalent to HK$0.105 per share (pre-tax), totalling approximately RMB7,548 million for the year ended 31 December 2016. The dividend proposal will be submitted for consideration at the annual general meeting to be held on 23 May 2017. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the annual general meeting. The proposed final dividends are expected to be paid on 21 July 2017 upon approval at the annual general meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2016 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 5 June 2017.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a

Report of the Directors

country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of H share of the Company on 5 June 2017 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Monday, 29 May 2017. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Tax Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Tax Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

Report of the Directors

Directors and Senior Management of the Company

Changes of Directors and senior management of the Company during the year 2016 are as follows:

On 25 April 2016, Mr. Yang Jie was appointed by the Board as the Chairman and Chief Executive Officer of the Company and no longer held the offices of the President and Chief Operating Officer of the Company. On the same date, Mr. Yang Xiaowei was appointed by the Board as the President and Chief Operating Officer of the Company and no longer held the office of the Executive Vice President of the Company.

On 10 May 2016, Mr. Zhu Wei resigned from his position as a Non-Executive Director of the Company due to change in work arrangement. On 19 August 2016, Mr. Zhang Jiping retired from his positions as an Executive Director and Executive Vice President of the Company due to his age. On 4 November 2016, Mr. Zhen Caiji was appointed by the Board as an Executive Vice President of the Company.

On 19 December 2016, Madam Chu Ka Yee resigned from her positions as Company Secretary and Authorised Representative of the Company. On the same date, Mr. Ke Ruiwen and Madam Wong Yuk Har were appointed by the Board as the Joint Company Secretaries. They also act as the Authorised Representatives of the Company.

The following table sets out certain information of the Directors and senior management of the Company as at 31 December 2016:

Name	Age	Position in the Company	Date of initial appointment as directors/senior management
Yang Jie	54	Chairman and Chief Executive Officer	20 October 2004
Yang Xiaowei	53	Executive Director, President and Chief Operating Officer	9 September 2008
Ke Ruiwen	53	Executive Director, Executive Vice President and Joint Company Secretary	30 May 2012
Sun Kangmin	59	Executive Director and Executive Vice President	20 October 2004
Tse Hau Yin, Aloysius	69	Independent Non-Executive Director	9 September 2005
Cha May Lung, Laura	67	Independent Non-Executive Director	9 September 2008
Xu Erming	67	Independent Non-Executive Director	9 September 2005
Wang Hsuehming	67	Independent Non-Executive Director	29 May 2014
Zhen Caiji	56	Executive Vice President	4 November 2016
Gao Tongqing	53	Executive Vice President	21 June 2013
Chen Zhongyue	45	Executive Vice President	12 December 2014

Since 31 December 2016 and up to the date of this report, there was no change to the composition of Directors and senior management of the Company.

Report of the Directors

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of initial appointment as supervisors
Sui Yixun	53	Chairman of the Supervisory Committee	27 May 2015
Tang Qi	58	Supervisor (Employee Representative)	19 August 2013
Zhang Jianbin	51	Supervisor (Employee Representative)	16 October 2012
Hu Jing	41	Supervisor	16 October 2012
Ye Zhong	57	Supervisor	27 May 2015

Share Capital

The share capital of the Company as at 31 December 2016 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2016, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2016	Percentage of the total number of shares in issue as at 31 December 2016
Total number of Domestic shares (held by the companies as follows):	67,054,958,321	82.85
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

Report of the Directors

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2016, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
JPMorgan Chase & Co.	1,771,824,481 (Long Position)	H shares	12.77%	2.19%

331,265,117 shares as beneficial owner; 193,670,000 shares as investment manager; 10,700 shares as trustee (other than bare trustee); and 1,246,878,664 shares as custodian corporation/approved lending agent

	118,161,531 (Short Position)	H shares	0.85%	0.15%	Beneficial owner
	1,246,878,664 (Shares available for lending)	H shares	8.98%	1.54%	Custodian corporation/approved lending agent
BlackRock, Inc.	828,607,283 (Long Position)	H shares	5.97%	1.02%	Interest of controlled corporation
	20,000 (Short Position)	H shares	0.00%	0.00%	Interest of controlled corporation
The Bank of New York Mellon Corporation	750,064,125 (Long Position)	H shares	5.40%	0.93%	Interest of controlled corporation
	721,643,841 (Shares available for lending)	H shares	5.20%	0.89%	Interest of controlled corporation
Templeton Global Advisors Limited	703,545,865 (Long Position)	H shares	5.07%	0.87%	Investment manager
GIC Private Limited	695,909,200 (Long Position)	H shares	5.01%	0.86%	Investment manager

Report of the Directors

Save as disclosed above, as at 31 December 2016, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2016, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2016, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Transactions, Arrangements or Contracts

At the Board meeting held in 2016 in relation to the lease of telecommunications towers and related assets from China Tower, Mr. Zhang Jiping and Mr. Sun Kangmin, the Executive Directors of the Company who also serve as the Chairman of the Supervisory Committee and Director of China Tower respectively, had voluntarily abstained from voting on the relevant resolutions.

In addition, save as disclosed above and the service agreements with the Company, for the year ended 31 December 2016, the Directors and Supervisors of the Company did not have any material interest, whether directly or indirectly, in any transactions, arrangement or contract which was significant to the Company’s business and which was entered into by the Company, its parent company or any of its subsidiaries or fellow subsidiaries. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Report of the Directors

Emoluments of the Directors and Supervisors

Please refer to note 29 of the audited consolidated financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2016.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange.

Summary of Financial Information

Please refer to pages 196 to 197 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2016.

Bank Loans and Other Borrowings

Please refer to note 16 of the audited consolidated financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 27 of the audited consolidated financial statements for details of the Group’s capitalised interest for the year ended 31 December 2016.

Fixed Assets

Please refer to note 4 of the audited consolidated financial statements for movements in the fixed assets of the Group for the year ended 31 December 2016.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2016, calculated on the above basis and before deducting the proposed final dividends for 2016, amounted to RMB112,631 million.

Please refer to note 21 of the audited consolidated financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2016.

Report of the Directors

Equity-linked Agreements

For the year ended 31 December 2016, the Company has not entered into any equity-linked agreement.

Donations

For the year ended 31 December 2016, the Group made charitable and other donations with a total amount of RMB19 million.

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited consolidated financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2016.

Permitted Indemnity

For the year ended 31 December 2016 and as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of the year (page 130 of this annual report).

Retirement Benefits

Please refer to note 39 of the audited consolidated financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 40 of the audited consolidated financial statements for details of the stock appreciation rights plan offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2016, revenue generated from the five largest customers of the Group accounted for an amount of less than 30% of the total operating revenues of the Group.

For the year ended 31 December 2016, purchases from the five largest suppliers of the Group accounted for an amount of less than 30% of the total annual purchases of the Group.

Report of the Directors

Continuing Connected Transactions

The following table sets out the amounts of the Group’s continuing connected transactions with China Telecommunications Corporation and its Subsidiaries (except for the Group) (the “China Telecom Group”)1 for the year ended 31 December 2016:

Transactions	Transaction amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	523	1,100
Net expenses for interconnection settlement	172	900
Mutual leasing of properties	596	1,400
Provision of IT services by China Telecom Group	1,609	1,800
Provision of IT services by the Group	312	700
Provision of community services by China Telecom Group	2,871	4,000
Provision of supplies procurement services by China Telecom Group	5,206	6,000
Provision of supplies procurement services by the Group	2,780	5,500
Provision of engineering services by China Telecom Group	18,936	20,000
Provision of ancillary telecommunications services by China Telecom Group	13,941	16,000
Provision of Internet applications channel services by the Group	332	2,000

Note 1:	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

On 23 September 2015, the Company and the China Telecommunications Corporation entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement with the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. The pricing terms of the

Report of the Directors

agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Details of the respective Agreements are shown below:

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecom Group in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecom Group to the Group and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Group and China Telecom Group for the provision of management and operation services will be apportioned between the Group and China Telecom Group on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecom Group, the Group will pay premises usage fees to China Telecom Group on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecom Group, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecom Group shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

Report of the Directors

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Centralised Services Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecom Group. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)” promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Interconnection Settlement Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecom Group can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates. Market rates shall mean the rental charge at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every 3 years.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Property Leasing Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecom Group can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecom Group is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

Report of the Directors

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecom Group are no less favourable than those offered by an independent third party provider, the Group or China Telecom Group may award the tender to the other party.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the IT Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecom Group provides the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

Report of the Directors

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Community Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecom Group and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

Report of the Directors

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecom Group through bids provides to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price, which is determined in accordance with the relevant tendering procedure of the Group and the relevant laws and regulations in the PRC, including the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. The Group shall solicit at least three tenderers for the tender process.

The Group does not accord any priority to China Telecom Group to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Group are at least as favorable as those offered by other tenderers, the Group may award the tender to China Telecom Group.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecom Group provides the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Internet Applications Channel Services Framework Agreement”), the Company provides Internet applications channel services to China Telecom Group. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the connected transactions the Company conducted in the year 2016.

The Company’s external auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2016 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2016 and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The Independent Non-Executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2016 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms or better; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Independent Non-Executive Directors have further confirmed that:

The values of continuing connected transactions for the year ended 31 December 2016 entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Report of the Directors

Lease of telecommunications towers and related assets from China Tower

Upon completion of the disposal of tower assets by the Company to China Tower, the Company and China Tower entered into an agreement (the “Lease Agreement”) on 8 July 2016 to finally confirm the pricing and related arrangements in relation to the lease of telecommunications towers and related assets. Please refer to the announcement published by the Company on 8 July 2016 for further details.

Business Review

Relating to the details of the material development of the Group in 2016, a fair review of the business and a discussion and analysis of the Group’s performance during the year and the material factors underlying its results and financial position are provided in the Chairman’s Statement on pages 8 to 15, Business Review on pages 26 to 35 and Financial Review on pages 36 to 43 of this annual report. Description of the principal risks and uncertainties facing the Group can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 70 to 117 of this annual report. Particulars of important events affecting the Group that have occurred after 31 December 2016, if any, can also be found in the Notes to the Consolidated Financial Statements. The outlook of the Group’s business is discussed throughout this annual report including in the Chairman’s Statement.

Description of the Group’s key relationships with its employees, customers, suppliers and others that have a significant impact on the Company and on which the Company’s success depends can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 70 to 117 of this annual report. In addition, more details regarding the Group’s performance by reference to financial key performance indicators and environmental policies, as well as compliance with relevant laws and regulations which have a significant impact on the Group, are provided in the Chairman’s Statement, Business Review, Financial Review, Environmental, Social and Governance Report of this annual report. Each of the above-mentioned relevant contents form an integral part of this Report of the Directors.

Compliance with the Corporate Governance Code

Please refer to the Environmental, Social and Governance Report set out on pages 70 to 117 of this 2016 annual report of the Company for details of our compliance with the Corporate Governance Code.

Material Legal Proceedings

As at 31 December 2016, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Report of the Directors

Auditors

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2016. Deloitte Touche Tohmatsu has audited the accompanying consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2017 will be proposed to the annual general meeting of the Company to be held on 23 May 2017.

By Order of the Board

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

21 March 2017

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings and organised one onsite exchange and studies. At the fourth meeting of the Fifth Session of the Supervisory Committee held on 16 March 2016, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2015, the audited report issued by the external auditors, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2015, the working plan of the Supervisory Committee for the year 2016, and passed the relevant resolutions. Regarding the disposal of towers and related assets, internal control formulation, and change of as well as control and management of connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. At the fifth meeting of the Fifth Session of the Supervisory Committee held on 16 August 2016, the Supervisory Committee reviewed and approved the interim financial statements of the Company for year 2016 and the review report of the external auditors, and passed the relevant resolutions. Regarding the Company’s operating results, the review work of interim financial statements and connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee attended the Board meetings and Audit Committee meetings and visited frontline companies for exchange and studies to have a better understanding of the operation development. The Supervisory Committee also supervised the Company’s major decisions and the performance duties of the Board members and the senior management.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believed that during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

Report of the Supervisory Committee

During the reporting period, by seizing the favourable opportunities from the policy to refarm 800MHz frequency, co-sharing of telecommunications towers and cooperation amongst the industry, the Company appropriately and promptly established a comprehensive transformation and upgrades strategy and strengthened network coverage in depth and in breadth to enhance core network capability, and also persisted to adhere to proactive marketing strategy to reinforce the strengths of our fundamental businesses, accelerated the construction of business ecology to highlight the valuable edges of emerging businesses, and strived to embark on a new stage of corporate development. In 2016, operating revenues of the Company amounted to RMB352.3 billion, representing an increase of 6.4% over last year. Service revenues amounted to RMB309.6 billion, representing an increase of 5.6% over last year, achieving continuous improvement in growth rate. EBITDA was RMB95.1 billion while EBITDA margin was 30.7%. Net profit was RMB18.0 billion, representing an increase of 11.7% as compared to the net profit for the year 2015 excluding the one-off gain from the disposal of tower assets. Basic earnings per share were RMB0.22. Capital expenditure was RMB96.8 billion, representing a decrease of 11.3% over last year while free cash flow was -RMB7.7 billion with remarkable improvement over last year. In summary, the Company accurately grasped the trends in mobile Internet development and the integrated development of the industry. The operational efficiency was rapidly improved. The core competitiveness was significantly strengthened and the corporate development is full of vitality. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and persisted in as well as excelled in fulfilling its social responsibilities, such as its inherent corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and social welfare responsibilities.

III. The independent opinion on the relevant matters during the reporting period

1. The opinion raised by the Supervisory Committee on the compliance of the operation of the Company with laws and regulations

Pursuant to the relevant laws and regulations of the PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the shareholders’ meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the legitimate rights and interests of the Company and the shareholders as a whole especially those of the minority shareholders, actively promoted the regulated operations of the Company, enhanced the level of governance of the Company, followed lawful procedures in their decision-making, and implemented resolutions of the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.

2. The opinion raised by the Supervisory Committee on the financial implementations of the Company

Through the supervision and inspection of the Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the

Report of the Supervisory Committee

US Sarbanes-Oxley Act and to continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. Upon the review of the financial statements for the year 2016 with unqualified audit opinion and other relevant information, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial condition, operating results and cash flows.

In 2017, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company and monitor the Company to fulfill its commitment to its shareholders. The Supervisory Committee will focus on the implementation of comprehensive transformation and upgrades strategy (Transformation 3.0), implementation of important measures in the process of promoting network intelligentisation, service ecologicalisation and operation intellectualisation, and will further broaden the planning of the work of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors.

By Order of the Supervisory Committee

Sui Yixun

Chairman of the Supervisory Committee

Beijing, China

21 March 2017

68

Recognition and Awards
Investor
CHINA
TELECOM
CORP.
Investor
CHINA
TELECOM
CORP.
2015 VISION AWARDS
China Telecom Corporation Limited
2015 VISION AWARDS
China Telecom Corporation Limited
2015 VISION AWARDS
China Telecom Corporation Limited
FinanceAsia
ASIA’S BEST COMPANIES 2016
China Telecom
20th FinanceAsia
PLATINUM AWARDS 20 Years of Execellence
China Telecom
THE Asset
CHINA TELECOM CORPORATION
THE Asset
Best CEO
Telecommunication
THE Asset
EUROMONEY
BEST MANAGED COMPANIES 2016
This is to certify that
China Telecom

OUR ACHIEVEMENTS
PURSUING for EXCELLENCE

Environmental, Social and Governance Report

GREEN DEVELOPMENT

∎

OPERATING WITH INTEGRITY

∎

WIN-WIN COOPERATION

∎

CREATING VALUE TOGETHER

Environmental, Social and Governance Report

As a large-scale and leading integrated information service operator in the world, China Telecom all along persists to incorporate the responsibilities of environmental, social and governance (“ESG”) in corporate’s operation and management , and has established and continues to optimise the effective risk management and internal control systems in relation to ESG. With rapid development of mobile Internet and swift upgrade of information consumption, the Company persists to promote the corporate transformation and accelerates business upgrade, endeavouring to provide premium network information services for users and striving to be a leading integrated intelligent information service provider.

This report covers the Group’s work on ESG areas for the financial year ended 31 December 2016 and explains how China Telecom complies with the “comply or explain” provisions of the ESG Reporting Guide in Appendix 27 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (HKEX ESG Reporting Guide). This report has been reviewed and approved by the Board of Directors of the Company.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

By adhering to the core philosophy of “comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value together”, China Telecom persevered in the fulfillment of its responsibilities for the interests of stakeholders including the country, shareholders, customers, employees, suppliers, peers within the same industry and the community, while establishing the strategy of transformation and upgrades in 2016, continuously promoting corporate transformation and development and persistently enhancing corporate comprehensive values.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Inherent Corporate Responsibilities:

As a national mainstream telecommunications operator, there are inherent corporate responsibilities towards the fundamental network, new style communication facilities, universal telecommunications services, network information security, emergency communications, technology innovation and value chain development. China Telecom unwaveringly exerts the backbone function to facilitate the establishment of “Cyberpower” and persistently contributes to the development of the economic and community.

Responsibilities towards Shareholders:

Shareholders are corporate’s investors. China Telecom adheres to carry out robust operations, striving to honour its commitment to shareholders through achieving excellent operating results and continuously enhancing its corporate values.

Responsibilities towards Customers:

Customers are the foundation for corporate sustainable development. China Telecom strives to provide heartfelt services to customers, protect their rights, deepen understanding of customers’ needs, and unwaverly innovate and provide products and services to customers, all of which endeavor to make our customers fully enjoy their digital lifestyles.

Responsibilities towards Employees:

Employees are the corporate’s most valuable assets. China Telecom safeguards the interests of its employees in accordance with laws, fosters staff development, encourages employees to participate in management, takes care of its employees’ well-being, and aligns the development of the Company and its employees.

Environmental Responsibilities:

It is a mission of all mankind to develop a green and environmentally friendly environment. Through promoting green elements in management, procurement, operation, office administration, public service and community well-being activities, China Telecom strives to achieve an environmentally friendly green development to assist the green development of economy and society.

Social Welfare Responsibilities:

Commitment to charitable social activities helps to turn the society into a better place. China Telecom takes the initiatives to reward the society by enthusiastically participating in community charity affairs.

China Telecom regards sustainable development as the direction and continuously enhances its level of responsible management, while coordinating and fulfilling the responsibilities towards stakeholders, committing to the path of responsible development.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

I. Operating with integrity and in compliance with the laws

China Telecom persists in maintaining good corporate governance and operating in compliance with the laws and integrity through abidance by relevant laws and regulations, industry regulations and business ethics. We have established an all-rounded and seamless compliance system featuring internal control design, audit supervision, anti-corruption and comprehensive risk management. We have created a long lasting, effective and standard communication mechanism in order to regulate the disclosure of corporate information. We have taken the initiatives to be governed by the government regulation and the social supervision. In 2016, in accordance with the laws and regulations and the requirements of the regulatory departments, the Company integrated the changes in business operations areas, strengthened the setting up of the Company’s anti-corruption and supervision systems, further perfected the relevant rules and systems, continuously developed the supervision and inspection of the implementation of these rules and systems, and timely rectificated the problems when they were discovered.

II. Fulfilling our essential responsibilities as a telecommunications operator

As a key player of the construction of “Broadband China”, the Company accelerated the construction and improvement of 4G mobile Internet and fibre broadband network in 2016, providing speedier, safer and more reliable network assurance. The Company strives to achieve the missions in maintaining network information safety, universal telecommunications services and assurances of emergency communications.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Vigorous Speed Upgrade and Tariff Reduction

The Company accelerated the construction of 4G network, and achieved a basic full coverage nationwide, with 95% population coverage. The Company also initiated the project to refarm the 800MHz frequency in rural areas, deployed the “4G+” base stations in all cities across the country and provided “e-Surfing 4G+” service.

The Company comprehensively promoted fibre broadband network upgrade. In the southern provinces dominated by China Telecom, we primarily achieved full coverage of fibre broadband in all cities nationwide. With the introduction of new technologies such as optical fibre access, the Company gradually upgraded the internet access in core areas of key cities to Gbps, providing users with higher bandwidth wireline broadband experience. We widely promoted Hundred-Mbps fibre broadband products to users, with our Hundred-Mbps fibre broadband scale maintaining at industry-leading level.

The Company has further reduced the data traffic tariff of wireline broadband and handset. In 2016, the bandwidth unit price of wireline broadband has reduced by 50% compared with that of 2015, and the unit price of handset data traffic has decreased by 38% compared with that of 2015.

Maintaining network information security

The Company complies with the laws and regulatory requirements of network information security, and continuously enhances its ability to maintain network information security. The Company conscientiously complies with the “Announcement on Preventing and Cracking Down on Telecom and Internet Frauds” issued by the Ministry of Industry and Information Technology, Ministry of Public Security and other authorities and the related work arrangements, and implemented real-name registration system of telephone subscribers, strengthened the protection of users’ personal information, reinforced the supervision, prevention and rectification against illegal telephone business and false caller IDs, improved the management of agency channels, and strengthened the publicity and reminder alerts amongst users and staff, improved the management system of information security, and continued to combat harmful internet information. The Company continued to promote security products such as DDos security protection product “Cloud Dam” and office security administration products in accordance with customers’ demands.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Promoting universal telecommunication services

The Company persistently promotes the construction of communication networks in rural areas and remote rural villages. In 2016, the Company actively participated in the government-led pilot project of promoting universal telecommunication services, assisted in the program formulation, participated in the bid within its capabilities, won the bid for the construction and operation of communication network for 35,000 administrative villages, and strived to improve the broadband access level in remote rural villages.

The Company strives to participate in setting up services points for rural villages and foster the e-commerce development and informatisation in rural areas, endeavoring to enhance the level of informatisation of rural villages, agriculture and farmers, and bridge the “digital divide” between the urban and rural areas.

Assuring emergency communications

The Company is dedicated to provide assurances for safe and smooth communication. The Company fought against a number of severe natural disasters such as catastrophic flood and typhoon, and successfully accomplished the communication assurance tasks for important conference events including the G20 Hangzhou Summit, the Eurasia Expo held in Xinjiang, the Global Conference on Health Promotion held in Shanghai, etc. Throughout the year, a total of over 190,000 headcounts of relief workers, over 40,000 rescue vehicles, over 30,000 diesel generators, 32 sets of satellite phones, and over 3,900 emergency communications equipment were deployed, and over 29 million emergency public messages were sent out.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

III. Fulfilling our responsibilities towards our customers

China Telecom strictly implements the laws and regulations regarding the protection of the interests of customers, persisting to provide products and services in compliance with laws and regulations. The Company also puts in place strict compliance checks for advertising campaigns, strictly protect customer information and continuously standardise the tariff management.

Adhering to the customers’ demand, in 2016, the Company aggressively promoted the two fundamental businesses – 4G and fibre broadband, and innovatively provided new emerging businesses such as HD IPTV, cloud computing, Big Data, mobile payments, IoT, and “Internet+” industry information applications. The Company worked together with business partners and customers to construct a business ecosphere of coexistence, co-innovation and win-win; assisted the transformation and upgrades of customers in various sectors and industries; and met the individual customers’ demands for information. Through resolving key service issues in a timely manner based on customers’ feedback and prompt rectification of the problems in hotspot services, the Company persisted in innovation of service methods and enhancement of service capabilities. According to the survey conducted by the Ministry of Industry and Information Technology, China Telecom continued to outperform amongst its peers in the customer satisfaction ratings of mobile Internet and wireline Internet in 2016.

Enhancing services capability for fundamental business

The Company strived to improve 4G data traffic service level. The Company launched a coordinated “Dual-High” alert programme, sending alerts to users when high data traffic detected and high tariff incurred; and provided scenario-based data service to support the online service diagnosis of problematic service scenarios.

The Company innovated the services methods of broadband services, and promoted “pay after installation” service nationwide. The Company also accelerated the “Internet+ fibre maintenance” mode, improved the end-to-end operation capability of fibre broadband, further enhanced the self-service capability of broadband, and facilitated the self-troubleshooting functions for customers.

Implementation of the morals and rectification requirements and remedy of services hotspots issues

Aiming at implementing important tasks and tackling hot issues such as the prevention of telecommunications information fraud, users’ information security protection, the full implementation of real-name registration system, electronic invoice, lucky numbers and international roaming, etc., the Company strengthened the supervision and inspection measures, set up defensing measures for key matters in advance, implemented service guarantee and risk prevention in a timely manner, and promoted the optimisation of relevant business terms. In response to customer complaints, the Company promoted the operation monitoring and analysis of complaint receipts at both of headquarters and provincial branch level, and strengthened the rectification of problems reflected in the complaints. The Company reinforced the service at sales outlets, focused on key issues that affect customers’ perceptions, improved the counter services, carried out secret observations on the service at sales outlets on a regular basis, encouraged the sales outlets to meet service standards and elected excellent sales outlets.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

IV. Fulfilling our responsibility towards our employees

China Telecom safeguards the interests of our employees in accordance with the laws, continues to establish stable and harmonious labour relations, cares and cherishes our employees, actively leverages various types of talents and supports labour unions in carrying out their functions.

Regulating labor relations in accordance with the laws

Adhering to the doctrine of being responsible for our employees, the corporate and the society, the Company strictly complies with and earnestly implements the relevant laws and regulations regarding labour and social security, conscientiously improves the management of labour, and ensures labour employment in accordance with the laws and regulations. The Company established lawful labour relations and signed employment contracts with employees, entered into dispatch agreements with dispatching units, urged the dispatching units to sign employment contracts with employees, and strived to provide a harmonious and stable internal environment for enterprise development.

Strengthening production safety management

The Company deeply implemented its responsibility and strengthened the long-term mechanism of production safety. The Company continued to improve the management system of production safety, and branches at all levels conscientiously organised the installation and maintenance workers to study the production safety management. The Company also implemented the defined duties of the frontline level, and strengthened the assessment of their responsibilities.

The Company persisted in carrying out supervision and inspection of production safety, got rid of the hidden dangers in a timely manner, improved the emergency contingency plan by strengthening emergency drills.

The Company conscientiously complies with the “Production Safety Law”, proactively implemented the occupational health management system, organised physical examinations of employees on a regular basis, and made efforts to improve employees’ working environments and conditions, effectively preventing the occurrence of occupation diseases. The Company organised frontline production workers to conduct risk assessment and hazard identification at the operating sites and working environments in groups in order to enhance their consciousness in self-protection and self-defense, effectively preventing occurrence of accidents.

Promoting employees’ growth

In accordance with the needs of the corporate transformational development and the improvement of employees’ capabilities, the Company implemented training programme for targeted employees. The Company also strengthened the cultivation of young employees, implemented pilot tutorial system for new staff, and further improved the cultivation programmes for outstanding college graduates. The Company continued to carry out projects to enhance the capabilities of “unit CEOs”, focused on five front-end and back-end core teams of “unit CEOs” namely, head of sub-divisions, outlets managers, physical channels managers, commercial customers channels managers and back-end maintenance units leaders, organised various “unit CEOs” core employee training camps and “unit CEO” internal trainers training courses with over 1,200 employees participated in person. The

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Company launched labour competition, skills competition and knowledge competition on core business areas, established “innovative workshops for model workers”, guided the staff to improve their capabilities and qualities, encouraged employees’ innovation in their own posts, and realised the enhancement and development of personal values.

Strengthening the construction of professional talents team

The Company further strengthened the construction of high-level professional talents teams. In 2016, by application, screening, written examination, evaluation, publicity and other aspects of selection, we had selected Rank B professional talents in five areas with expertise in platform and core network technology, power and infrastructure facilities, wireless and mobile, finance and laws. In two key areas namely, industry applications and network operation, we launched a pilot program of high-level professionals’ workstation which could provide a practical working platform for high-level professional talents. The Company fully leveraged the functions of high level professional talents, solved the important and difficult problems encountered in corporate development and enhanced the capabilities of high-level professional talents in practical training.

Promoting the work of caring and cherishing our employees

The Company perfected the closed-loop management mechanism for employees’ complaints by collecting, analysing, dealing with and giving feedbacks to employees’ complaints. The Company adopted methods that combined traditional ways and internet surveys, including holding seminars, on-site visits, face-to-face activities, establishing employees’ forum and internet platforms, striving to understand the employees’ thoughts and situations, timely responding to the employees’ requests in order to help the employees to solve their practical difficulties and problems at its best endeavours.

Routine care and visits were offered for frontline employees in difficulty and those with outstanding performance. Routine care and visits at all levels covered 630,000 employees. The Company also timely relieved 22,000 employees in difficulty and affected by natural disasters. The construction, stabilisation and renovation of “Four-Smalls” namely small canteens, small bathrooms, small washrooms and small activity rooms, were completed for over 5,400 frontline units. To satisfy the special needs of female employees, we have also built over 790 units of “Mummy Cabins”.

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V. Fulfilling our responsibility towards the environment

China Telecom complies with the relevant laws and regulations in environmental protection and strengthens enforcement and training regarding environmental protection laws and regulations to ensure that employees comply with the relevant provisions. We called on employees to carry out environmentally friendly activities in their daily work and commuting to enhance employees’ environmental protection awareness and their self-consciousness in resources saving, such as the saving of one kilowatt of electricity, one drop of water, one litre of oil, one piece of paper, and one pen. The Company specified, censored and regularly published environmental protection indexes, and we also formulated measures and systems to protect the environment. Besides, through various means including rules and regulations, work deployment and appraisals and evaluation, the Company applied the requirements of energy saving, emission reduction and environmental protection across the board to link through various operating activities such as procurement, construction, operation and office administration, making all kinds of efforts to reduce various energy consumptions and greenhouse gas emissions. The Company persistently researched on and developed environmentally friendly informatisation products to assist the customers to pursue energy saving and emission reduction and to achieve environment development goals. We actively communicated with the community about the environmental protection actions and the performance we had achieved to receive public supervision with the purposes of continuously enhancing our environmental protection performance.

Promoting energy saving and emission reduction

The Company accelerated the evolution of network and the construction of optical fibre network, promoted the integration of our business platform with “cloud resource pools” and strived to build a green communications network. The Company deeply promoted the application of Energy Performance Contracting (EPC) in the renovation of old traditional fundamental ancillary facilities like old electricity and air-conditioning as well as withdrawal of traditional applications, further extended the coverage rate of the energy-saving technological transformation of fundamental ancillary facilities and actively promoting the optimisation and reduction of redundancy of the fundamental ancillary facilities. The Company further promoted the energy-saving processing of sub-divided performance units and integrated the energy consumption monitoring system to achieve precision management in energy saving and emission reduction. Water resource management was strengthened. Sewage disposal and treatment works and water recycling in operation were actively carried out. Water-saving appliances were promoted and popularised. Moreover, the Company regularly checked and repaired every part of the water supply system to prevent waste of water resources, including water leakage and water running without being used.

We continued to promote the development of electronic channels, improved the proportion of electronic channel services to the total amount of channel services. The Company promoted and encouraged the use of video conference calls and video trainings, and also actively guided the employees to participate in learning or training via online-universities.

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Promoting Reverse Logistics

The Company continued to promote the recycling, refurbishment, replacement, reallocation and resale of obsolete products like obsolete copper cables, rechargeable batteries, wireline terminals, etc. in accordance with the related internal rules and regulations in relation to reverse logistics and recycling and disposal of obsolete materials.

Since obsolete rechargeable batteries contain large quantities of heavy metals, waste acid, waste alkali and other electrolyte solution, discarding will create water pollution, damage crops and land. On the one hand, the Company carried out comprehensive on-site investigations on the environmental protection situations of battery suppliers and procured lithium iron phosphate batteries and other energy-saving products. On the other hand, the Company adhered to the recycling of obsolete rechargeable batteries to prevent environmental pollution by establishing a comprehensive management system regarding the batteries’ recycling and disposal. The Company worked together with professional third party manufacturers in recycling and disposal of old and scrap copper cables generated by “Fibre roll-out”, continued to promote the recycling and utilisation of wireline terminal equipment, improved efficient use of resources and reduced the risk of environmental pollution. Regarding waste and old materials without recycling value, the Company treated them properly after taking full account of the environmental impacts of disposal in strict compliance with relevant national environmental protection regulations.

Emphasising environmental protection in engineering construction

In relation to the concerns of the government and the public such as farmland protection, equipment pollution, impact of construction, electromagnetic radiation and other issues arising from engineering construction, the Company proactively implemented environmental protection measures. In the aspect of farmland protection, we considered old locations and wastelands as priorities in selecting base stations, with the purpose of not increasing any newly occupied farmland. In the area of equipment pollution, we endeavored to select and use optical fibre cables and system equipment with low noise, low electromagnetic radiation and free of pollutants. In the aspect of construction, we strived to preserve the surrounding environment by avoiding mines, forests, grasslands, wildlife habitats, natural and cultural relics, natural reserves, scenic areas and other areas when conducting routing deployment for optical fibre cables. In regard to electromagnetic radiation, we carried out monitoring and assessment for electromagnetic environment around base stations which was subject to public scrutiny; strengthened communication with the community and respected the voices from community; conducted strict source control on the quality of network equipment to monitor the root source; actively adopted advanced technologies to elaborate our base station layout to maintain our electromagnetic radiation index to be lower than the national standards.

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Promoting joint construction and sharing of telecommunications infrastructure

The Company jointly constructed and shared telecommunications infrastructure with other telecommunications operators to avoid duplicate construction, protect the natural environment and landscape, and reduce land use, consumption of energy and raw materials. The Company devoted efforts in promoting the joint construction and sharing of base stations. As a result, the Company effectively saved the investment in 4G base stations.

VI. Supply chain management

China Telecom actively communicates with the suppliers, persists in open cooperation to achieve a win-win situation, adheres to valued procurement, sunshine procurement, ecological procurement, and encourages suppliers to jointly fulfill their social responsibilities.

In the area of valued procurement, the Company continued to strengthen the quality management of procurement products, persistently extended the scope of product quality inspection and suppliers’ evaluation and improved suppliers’ assessment system. Through reinforcing the inspection and applying follow-up results in bidding assessment, the suppliers were encouraged to improve their performance. For sunshine procurement, the Company strictly complied with the relevant national laws and regulations in procurement, bidding and tendering to further improve the Company’s procurement management system. We revised the “Procurement Management Manuals”, “Management Manuals in relation to Bid Evaluation Experts”, etc. while we adhered to the principles of “bidding the project that we ought to bid” and “bidding projects as we can” to extend the scope of bidding, enrich the bidding methods and enhance the standardised level of procurement comprehensively. For ecological procurement, we continually promoted the use of ecological procurement assessment indexes in the procurement process and prioritised resources saving and environmentally friendly products to enlarge energy-saving procurement. In 2016, the module of energy-efficient power supply was increased by 20% while energy consumption for targeted professional units was reduced by 4.5%.

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VII. Contributing to community well-being

China Telecom actively supports the development of science and technology, education, culture, sports and hygiene and helped those in poverty, disabilities and disadvantages. We advocate and encourage our employees to foster the volunteering spirit and participate in various forms of voluntary service activities.

The Company continued to assist our parent company in providing poverty alleviation and aid programme to Tibet and Xinjiang. In 2016, the Company assisted in providing poverty alleviation and assistance in Bianba County in the Tibet Autonomous Region, Yanyuan County and Muli County in Sichuan Province, Shufu County in Xinjiang Uygur Autonomous Region and Tianlin County of Guangxi Zhuang Autonomous Region, helped to establish fundamental facilities, informatisation, education and training, agriculture, hygiene and technology in the five counties. The Company assisted the poverty alleviation organisation to promote the application of the Big Data management platform for poverty alleviation in China, which conducted a dynamic management of local poor villages, poor households and poor population to ensure the full implementation of household policies related to poverty alleviation. As demanded by the actual needs of the rural markets, the Company invested almost RMB100 million in establishing platforms that benefit the farmers. We promoted information-based poverty alleviation in rural areas by constructing information services and introducing rural products into cities. More than 18,000 Farmers’ Cooperatives have been established covering 100 counties in 15 provinces including Sichuan Province, Jiangsu Province, Zhejiang Province, Hubei Province, etc. with more than 2.8 million registered farmers.

In 2017, China Telecom will deeply put forward five development concepts including “innovation, harmonisation, green, openness and sharing”. The Company will implement national “Cyberpower” strategy and informatisation development strategy, devote to execute the new round of corporate strategy of transformation and upgrades, while striving to provide more suitable and quality businesses and services to customers and economic society. We will assist the transformation and upgrades of various sectors and industries to promote the mutual value growth for stakeholders, and will contribute to the supply-side structural reform and the development of a better-off society.

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Human Resources Development Report

In 2016, our work on human resources has firmly adhered to the Company’s strategies aiming at enhancement of the value of our human resources. We further enhanced capabilities, optimised corporate structure, innovated systems and mechanisms, implemented precise management and stimulated vitality in order to promote intelligent-oriented human resources management and provide sound organisational assurance and personnel support for the corporate transformation and upgrades.

I. Strengthen senior management and executive team building. Integrating with the structural adjustment of executive team, we continued to promote younger cadre team and optimised the leadership structure of our provincial and municipal branches. We initiated integrated evaluation on the leaders and their management teams from provincial branches, which provided a better reference for the selection and training of executive team and further enhanced the scientific standard of our leadership management. We strengthened the construction of our reserve cadre team and organised trainings and cultivation of reserve cadres in order to provide the back-up reserve talents for our corporate development.

II. Strengthen the supervision and guidance on staff selection and appointment. We carried out special governance work on staff selection and appointment, organised annual special governance work on the basis of self-assessment and self-correction at subordinated units throughout the year, specifically rectified the problems identified to ensure that the special governance work has been effectively implemented. Through the specific governance work, we have standardised the procedures on staff selection and appointment and improved its credibility.

III. Continuously optimise the structure of human resources and standardise the management of labour and employment. We further optimised the total staff size control methods according to the business development of provincial branches and the existing level of human resources efficiency, strictly implemented the control and management of staff size, providing the tools and guidelines in managing staff size and optimisation of structure through implementation of human resources rolling plan and annual efficiency benchmarking for provincial branches.

IV. Strengthen the human resources information system and improve the standard of management. Adhering to the corporate strategic transformation and value enhancement, we optimised business processes and system functions, standardised business operations, expanded business applications, explored and developed Big Data analysis and intelligent operation of human resources.

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Human Resources Development Report

Information of Employees

As at the end of 2016, the Group had 287,076 employees. The number of employees working under each classification and their respective proportions were as follows:

	Number of Employees	Percentage
Management, Finance and Administration	43,194	15.1%
Sales and Marketing	147,885	51.5%
Operations and Maintenance	94,005	32.7%
Research and Development	1,992	0.7%

Total	287,076	100.0%

Corporate – Employee Relationship

Communication between Management and Employees

We endeavoured to understand the employees’ thoughts. We persisted in the semi-annual reporting system on staff thoughts and timely reporting of emergency and significant situations, organised frontline branches to adopt a combination of traditional and internet integrated communication methods, regularly conducted online and offline collection, analysis, sorting and reporting of employees’ thoughts; timely understanding of their conditions in earthquake, typhoon and other natural disasters. On the basis of grasping the overall staff’s thoughts, we constantly refined and deeply cultivated the following: Firstly, we refined and segmented the targeted staff groups, such as specific understanding of ‘Unit CEOs’ Group. Secondly through combination of understanding staff’s thoughts and serving the corporate, we understood and positively guided our employees through their degree of engagement, satisfaction survey, etc. Thirdly, from staff understanding to resolving of their demands, a closed-loop management mechanism was gradually formed and entrenched through system establishment.

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Human Resources Development Report

Roles and Duties of Labour Unions

Adhere to servicing employees and facilitating development. The labour unions built a platform for innovating employees’ positions and duties and nurtured an environment for innovation. In order to vigorously promote the excellent qualities and spirit of the advanced model employees, a forum was organised by the labour union for advanced model employees. During the periods of “International Working Women’s Day” and “National May 1st” in 2016, the Company obtained over 200 honours at national, provincial and ministerial levels. In the skills competitions of customer services, the headquarter and all the provincial labour unions have actively participated and won a total of 63 honours. 145 individuals won the honorary title of the Company’s Technical Experts and 9 individuals obtained the honorary title of ‘Innovation Expert’. Through the “Dual Hundred” platform, the Company organised an election of the Company’s top 100 “Elite Female” shop managers and excellent channel managers voted by frontline staff, and over 200,000 employees participated in the election. In the “My team, My home” activity, nearly 9,000 frontline units participated, published more than 14,000 messages of experiences and practices, and the employees participated in nearly 270,000 times of exchange and discussions. Labour union vigorously promoted the advanced model employees and nurtured an environment for learning from the advanced and striving to learn and step forward. Through various media channels, all levels of the labour unions vigorously promoted the advanced model employees, and promoted over 1,000 excellent employees and over 300 advanced groups from all levels of the corporation. Labour unions at all levels organised more than 6,000 recreation and sports activities which animated the cultural life of employees outside of work.

Coordination and Communication between the Company and the Labour Unions

All levels of the labour unions motivated employees to be conscientious and innovative, actively established platforms in the areas of labour competition, skills competition, knowledge competition, innovative office and responsible positions innovation, creating an environment for innovation in positions and duties. Labour unions of the Company jointly with the relevant departments, organised 11 labour competitions, 7 skills competitions, 1 knowledge competition, 9 innovation selections and established 36 advanced model innovative workshops. For instances, “BestPay Orange Financial Services Promotion Labour Competition”, “Integration Cup” industry application synergy sales and labour competition, the first “e-Surfing Cloud” Cup labour competition, customer services career skills competition, the 10th “Excellent Marketing Skills Cup” sales and marketing career skills competition, “fibre broadband+TV” repair and maintenance skills competition, the 3rd “i Innovation” Dark Horse competition, on-the-job innovation and “Four-Smalls Caring Dual Hundred” case selection activity, etc. Over 1 million employees participated in the activities, promoting concurrent enhancement of business development and employees’ skills.

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Human Resources Development Report

Caring for Employees

Promote the reinforcement and enhancement of the construction of the “Four-Smalls”, and continuously improve the capabilities level of service staff. Nearly 5,500 frontline units from all levels of the Company carried out the construction of “Four-Smalls” or improvement of the “Four-Smalls” facilities and invested a total of RMB200 million. On this basis, we selected 100 demonstration points and 100 outstanding frontline teams in order to promote the reinforcement and enhancement of the construction of “Four-Smalls”. We attributed the costs of construction, operation, maintenance and updates in the cost budget management according to their respective characteristics and nature, established a long-term mechanism to further improve the level of our support services to the staff in various aspects including dining, rest and activities; while focusing on solving the problems commonly faced by the majority of our employees.

The Company strove to understand the work life of frontline employees and their difficulties and problems; promoted policies formulation by employees through the democratic management platform to resolve the root causes of problems and safeguard employees’ rights and interests.

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Offer assistance to employees who were in difficulties. We regulated and strengthened the support works for our employees who were in living difficulties. We organised provincial labour unions to establish and optimise the files of the staff in need, guided the establishment of serious illness support relief funds at provincial levels, and regulated the process of funds usage. On average, we allocated relief funds of over RMB47 million to over 22,000 staff in need last year, timely understanding their living conditions and ensuring relief for employees who were in difficulties.

Caring for frontline staff in different forms and ways. In the aspect of health care, there were in total 23 provincial labour unions providing medical services to nearly 35,000 employees; conducted more than 6,000 recreation and sports activities of various kinds with 86% employee participation rate. Health level of employees was effectively promoted. Through equipping the frontline employees with small medicine box, health giving (including medical facilities, health seminars, etc.), we timely solved employees’ physical health problems. With psychological counselling hotline, trainings, seminars, psychological counselling app, psychological counselling website, close chat, etc., we help the staff relieving pressures and making psychological adjustment. In the aspect of improving the living and working environments for employees, working environments were improved through various means including equipping with green plants and carbon package to purify air and installation of water purification facilities to further improve environmental conditions. In regard to family care for employees, we promoted family harmony and good family tradition construction by conducting home visits, home activities whilst having kids taking examinations and children summer holiday camp activities. In terms of sympathy and relief to the staff, we carried out timely sympathy and relief activities to staff synchronising with major holidays, key periods of production and operation, major events of staff family, natural disasters, etc. According to our statistics, all the frontline labour unions of the Company handled a total of approximately 7,200 matters for the employees. The labour union allocated disaster relief funds amounting to over RMB1 million to 13 provinces and allocated “Summer Cool Offer” relief payments amounting to approximately RMB600,000 to 18 provinces.

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Human Resources Development Report

Promote activities for the care of female employees. We selected outstanding female employees advanced models to stimulate positive spirit. Jointly with sales and channel development department, we select 100 persons to become the third session of “Elite Female” shop managers and channel managers. We launched the first session of outstanding female employee learning exchange activities. We organised and carried out “Scholar Family” female employees reading activities through the “Dual Hundred” platform, guided the staff to read more books and good books. Through the “Dual Hundred” study groups, we guided female employees to share joy and happiness in their lives and more than 2,700 reading commentaries and experiences were shared with the participation of approximately 48,000 employees. Regarding our concerns to protect the rights and interests of female employees under the “two child” policy, we organised the construction of nearly 800 “Mummy Cabins” in the Company which were welcomed and praised by frontline female employees.

Activities for boosting morale and team spirit, consolidating strengths for development. The labour unions at all levels organised more than 6,700 recreational and sports activities last year. Through the organisation of a variety of recreational and sporting activities, cultural life was activated, morale was enhanced, pressure was relieved and team spirit was strengthened.

Strengthening Human Capital

Focusing on the key priorities of our strategic development, the Company continued to strengthen the development of talent teams, and actively promoted the capabilities improvement of our operation managers, professionals and technical personnel.

Actively developing mobile learning pilots units

Through product construction, content construction and promotion of operation, we actively introduced Internet thinking and deeply applied the means of Internet learning to provide sustainable and effective support for various work including transformation and upgrades and key personnel training and nurturing. We created on-demand learning, active sharing and innovative learning culture within the corporation. For the year, we had a total of 9,700 new learning course resources with more than 3 million individuals participating in the event and the total length of study exceeded 3 million hours. Adhering to the needs of the corporate reform and development, we promoted the efficient centralisation of talent team construction and the Internet-oriented transformation through centralised management and Big Data applications as the driving force. We had organised nearly 18,200 training courses covering the whole year, formed 361 online business communities and laid the foundation for intelligent operation of talent management.

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Human Resources Development Report

Building up the internal training team

We fully leveraged the positive impact of our internal trainers at all levels in areas such as promoting and implementing strategies, improving professional abilities and shaping the corporate culture. We further improved the management mechanisms in the selection, use, cultivation, evaluation and stimulative encouragement of our internal trainers, and strengthened the nurturing capabilities of internal trainers. We optimised the professional structure of the internal training team, gradually covering all areas of expertise in order to meet the needs of corporate development and talent training and to provide guarantee for the corporate sustainable and healthy development. Up to 2016, the appointment of internal trainers at corporate level (including trial recruitments) exceeded 1,100 individuals, the third tier internal trainers exceeded 15,000 individuals.

Developing Leadership Skills

We further strengthened the construction of leadership development system, compiled the education and training plans for operational management personnel for 2016-2018, and formulated implementation rules for operational management personnel training, and plotted the learning map for managers from counties branches. In 2016, we focused on strategy of Transformation and Upgrades 3.0, continued to hold two phases of “entrepreneur training camp” training projects for our reserve cadres, focused on intensive training for 64 reserve cadres who came from 8 provincial branches. Over the past three years, we had conducted concentrated trainings in accordance with our reserve cadre training plan for 192 reserve cadres who came from 24 provincial branches.

Cultivating Professional Talents

We strengthened the construction of talent support for Transformation 3.0. Through online examinations programmes, we assessed the scope of internal talent pools in programming and Big Data. With continuous optimisation of the talent team structure and quality enhancement, we provided better support services for the key works of Transformation 3.0. Under the guidance of the China Telecom “Internet+” talent planning, we established systematic training mode for the respective talents team of product, operation and skills.

In 2016, we further strengthened the construction of senior professional talents teams. We had completed professional talents selections in various aspects including platform and core network technology, power and infrastructure facilities, wireless and mobile, finance and laws. In addition, in the key areas of industry applications and network operation, we launched a pilot system of senior professionals workstation

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which provides a practical combat platform for senior professional talents, strengthening the cultivation and fully leveraging the functions of senior professional talents, cohesively solving the key, difficult and professional problems for corporate development.

Staff capacity building

We focused on sub-dividing performance evaluation units with performance contracts and enhanced the capabilities of frontline staff. We held the 207th session of professional intensive face-to-face trainings classes, covering 16,000 staff members, further promoted the combination of works and learning, production and training, deeply promoting the application of practical projects. In 2016, our value-creation marketing trainings for government and enterprises covered 16 provinces, 102 counties, benefiting more than 3,600 customer services managers for government and enterprises. We carried out practical “promotion training” in our channel marketing, effectively enhancing production capacity of our shops outlets and commercial cycles, helping the frontline staff to enhance their knowledge, skills and improve performance through “competition substituting training” and “training + practice”.

Nurturing and introducing brilliant young talents

We promoted high-school internship programme on a regular basis and organised spring and summer internship programme with our “Surfing internship platform”, providing a total of nearly 2,800 internship positions cumulatively in 2016. We also continued to organise the top graduate cultivation programme and selected 1,072 top graduates for this programme. The Company organised the three sessions of demonstration class for top graduates, with the participation of 210 frontline outstanding young staff representatives.

Recruitment

The Company recruits university graduates and mature talents from the society. The Company unified the recruitment process of university graduates. In 2016, the Company recruited nearly 5,000 university fresh graduates. Upon joining the Company, the graduates generally have to attend 1 to 2 months of induction training to help them understand the corporate culture and the business of the Company. In order to promote the integration of new employees into the corporate culture, accelerate the growth of new employees, the Company organised a new employee mentoring pilot program in 2016. For the recruitment of mature talents, the Company organised the recruitment from the society in accordance with the needs of the business development.

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Human Resources Development Report

To provide opportunities for the employees’ career development, the Company developed a comprehensive dual promotion channel. Promotion is based on the principles of fairness, justice, openness and transparency. The Company fully respects employees’ rights of choice, knowledge and scrutiny.

In the recruitment and promotion processes, the Company treats all candidates and employees equally regardless of gender, age and race.

The Company strictly abides by the national regulations relating to employees’ working hours and implemented the “Regulations on Paid Annual Leave for Employees” promulgated by the State Council and formulated the relevant policies in relation to employee vacation.

The Company strictly abides by the laws and regulations such as the “Labour Contract Law of the People’s Republic of China” and constantly improved the management system relevant to employees. Taking into account the actual situation of the Company, we implemented a relevant system and developed detailed provisions for termination of employee labour contracts.

Remuneration and Performance Management

Remuneration

The remuneration of the Company’s employees is mainly composed of basic salary, performance bonus, insurance benefits, etc. and has taken into account both short term and medium-to-long term incentives. In determining the internal distribution of employees’ remuneration, the Company adhered to the value-oriented, contribution-oriented and equity-oriented approach while tilting towards high-quality professionals and the frontline staff. We further optimised and improved labour cost management through the introduction of system designs including “transfer prevailing labour cost system and induce stimulation”, “progressive increase of allocation” and “elastic budget control system“. We fully mobilised the enthusiasm of the development of subordinated branches and encouraged everyone to adhere to “high contribution, high yield” and “early development, early benefit”. At the same time, we offered special incentives on the emerging businesses to promote the accelerated scale development of the emerging business.

In the aspect of remuneration management for senior executives, we strengthened the “performance oriented” approach aiming to narrow the differences between the subordinated branches arising from their respective development regions and history and other factors, focusing more on development, emphasising the improvement and enhancement of performance.

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Performance management

The Company has established a relatively comprehensive performance evaluation system for all of its employees. Branches at all levels have established employees’ performance evaluation teams which are led by the respective general managers of the relevant branches and have formulated evaluation methods for deputies, functional departments, subordinated units and general employees. The Company improved its employee evaluation and incentive mechanism and the related scrutiny and supervision system to ensure the fairness and reliability of the performance evaluation results. At the same time, it has further optimised and improved the performance evaluation system and implemented performance evaluation by categories of business units, deputies, mid-level management and employees of all levels, enhancing the specificity of the performance evaluation work.

Guaranteeing Employees’ Rights and Interests

The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company adheres to offering equality of remuneration and work for male and female employees and implements special regulations to protect female employees’ rights and interests. There were no discriminatory policies or regulations, nor had there been any circumstance whereby child labour or forced labour was employed.

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Corporate Governance Report

An Overview of Corporate Governance

The Company strives to maintain high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance concepts and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2016, the Shareholders’ Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the operating specifications, and the Company insisted on reform and innovation and strived to promote corporate transformation and upgrades, while continuously optimised its internal control system and comprehensive risk management in order to effectively ensure corporate steady operation. The sustained enhancement of the Company’s corporate governance aligned with the long-term best interest of shareholders and ensured that the interests of shareholders was effectively assured.

The Company persists to refine the basic principles of its corporate governance. As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China and other relevant laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the Company strives to ensure compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the regulatory requirements for non-US companies listed in the United States. In addition, the Company has regularly

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Corporate Governance Report

published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act and the regulatory requirements of the SEC and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements.

For the financial year ended 31 December 2016, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision by the Board and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements.

In 2016, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted the “No. 1 Overall Best Managed Company in Asia” by Euromoney for seven consecutive years, while at the same time being ranked as the “No. 1 Best Managed Company in Telecommunications Sector in Asia”. The Company was accredited with the “Best Telecommunications Company in Asia” and the “Best Company in China” in FinanceAsia’s Platinum Awards, to honour the Company for consistent provision of quality services and innovation for its clients over the past 20 years. The Company was voted as the “Most Honored Company in Asia” and “Asia’s Best Investor Relations Company in Telecommunications Sector” in 2016 All-Asia-Executive-Team ranking organised by Institutional Investor for six consecutive years. The Company was accredited the “Platinum Award – Excellence in Governance, CSR & Investor Relations” in the poll of Corporate Awards 2016 by The Asset. In addition, Mr. Yang Jie, Chairman and CEO of the Company, was voted as the “Best CEO in Telecommunications” for his excellence in leadership, strategic thinking, team- and relationship- building, effective communication and change management. The Company was awarded “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia for four consecutive years.

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Corporate Governance Report

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major operational decisions of the Company and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties of the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

In 2016, the Company convened one Shareholders’ Meeting, which was the annual general meeting (“AGM”) held on 25 May 2016. At the AGM, numerous resolutions such as the consolidated financial statements for the year 2015 of the Company, report of the international auditor’s, proposal for profit and dividend distribution, and the re-appointment of auditors were reviewed and approved. Meanwhile, the Board was authorised to prepare the budget for the year 2016, fix the remuneration of the auditors and issue debentures.

Since the Company’s listing in 2002, at each of the Shareholders’ Meetings a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details of the resolutions. All votes on resolutions tabled at the Shareholders’ Meetings of the Company were conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the Shareholders’ Meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the Shareholders’ Meetings. The Board implemented the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and public information of the Company on a timely basis and to strengthen the communication amongst the Company, and the shareholders and investors.

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Board of Directors

As at 31 December 2016, the Board of the Company comprised 8 Directors with 4 Executive Directors and 4 Independent Non-Executive Directors. The compositions of the Audit Committee, Remuneration Committee and Nomination Committee under the Board consist solely of Independent Non-Executive Directors, which ensure that the Committees are able to provide sufficient review and check and balance, and make independent judgements to protect the interests of shareholders and the Company as a whole. The number of Independent Non-Executive Directors exceeds one-third of the members of the Board of the Company. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The term of office for the 5th session of the Board lasts for 3 years, starting from May 2014 until the day of the Company’s annual general meeting for the year 2016 to be held in 2017, upon which the 6th session of the Board will be elected.

In August 2013, the Company implemented the Board diversity policy. The Company strongly believes that Board diversity will contribute significantly to the enhancement of the overall performance of the Company. The Company views Board diversity as the key element for accomplishing its strategic goals and sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria taking full consideration of Board diversity. Final decisions are comprehensively made based on each candidate’s attributes and the consideration for his/her value contributions to be made to the Board. The Nomination Committee oversees the implementation of Board diversity policy, reviews the existing policy as and when appropriate, and recommends proposals for revisions for the Board’s approval. Biographical details of existing Directors are set out in the “Biographical details of Directors, Supervisors and Senior Management” section of this Annual Report. The Company considers that the Board currently comprises experts from diversified professions such as telecommunications, accounting, finance, law and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

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The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its committees, and to ensure that the procedures of the Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and earnestly supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2016, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgements and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company clearly defines the respective duties of the Board and the management. The Board is accountable to the Shareholders’ Meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system, and the appointment of senior management personnel of the Company. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid impeding or undermining the capabilities of the Board when exercising its powers as a whole.

The below sets out the analysis of the Board composition as at 31 December 2016:

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All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agendas.

The Board holds at least 4 meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2016, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management, and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management, internal control implementation and assessment report, annual proposal for profit distribution, implementation of continuing connected transactions, lease of telecommunications towers and related assets, re-appointment and remuneration of auditors and change of directors, senior management and Company Secretary of the Company. During the year, the Company convened 4 Board meetings and completed various written resolutions. In 2016, the Chairman held a meeting to communicate with Non-Executive Directors without the presence of Executive Directors independently to ensure that the Non-Executive Directors can fully express their opinions and further facilitate the communication of different views amongst the Board.

The Company determines the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time.

The Board formulates and reviews the Company’s policies and practices on corporate governance; reviews and monitors the training and continuous professional development of Directors and Senior Management; reviews and monitors the Company’s policies and practices on compliance with legal and regulatory requirements; develops, reviews and monitors the code of conducts for employees; and reviews the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

Directors’ training and continuous professional development

The Company provides guidelines on duties, continuing obligations, relevant laws and regulations, operation and business of the Company to the newly appointed Directors so that they are provided with the tailored induction relating to their appointment. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on monthly basis. Meanwhile, through regular Board meetings and reports from management, the Directors are able to have more clear understandings on the operations, business strategy, the latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and duties by continuously providing them with information regarding the latest development of the Listing Rules and other applicable regulations, and arranging internal training on topics related to the latest development of the industry and operating focuses of the Company for mutual exchange of ideas and discussion. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.

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During the year, the Directors as at 31 December 2016 have participated in training and continuous professional development activities, and the summary is as follows:

Directors	Types of training
Executive Directors
Yang Jie	A, B
Yang Xiaowei	A, B
Ke Ruiwen	A, B
Sun Kangmin	A, B
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	A, B
Cha May Lung, Laura	A, B
Xu Erming	A, B
Wang Hsuehming	A, B

A:	attending relevant seminars and/or conferences and/or forums; or delivering speeches at relevant seminars and/or conferences and/or forums
B:	reading or writing relevant newspapers, journals and articles relating to economy, general business, telecommunications, corporate governance or Directors’ duties

Compliance with the Model Code for Securities Transactions by Directors and Supervisors and Confirmation of independence by the Independent Non-Executive Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions for the year 2016. Meanwhile, the Company has received annual independence confirmation from each of the Independent Non-Executive Directors and considered them independent.

Audit Committee

At 31 December 2016, the Audit Committee comprised 3 Independent Non-Executive Directors, Mr. Tse Hau Yin, Aloysius as the Chairman and Mr. Xu Erming and Madam Wang Hsuehming as the members. The Audit Committee is responsible to the Board. The Charter of the Audit Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s Internal Audit Department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence

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and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system on whistleblowing to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters.

In 2016, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2016, the Audit Committee convened 4 meetings and passed 2 written resolutions, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management, internal control, internal audit and implementation of continuing connected transactions. The Audit Committee reviewed the annual auditor’s report, interim review reports and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regards to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee received quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

Remuneration Committee

At 31 December 2016, the Remuneration Committee comprised 3 Independent Non-Executive Directors, Mr. Xu Erming as the Chairman and Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Remuneration Committee is responsible to the Board. The Charter of the Remuneration Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect

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of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and Senior Management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. No Remuneration Committee meeting was held in 2016.

Nomination Committee

At 31 December 2016, the Nomination Committee comprised 3 Independent Non-Executive Directors, Madam Cha May Lung, Laura as the Chairlady and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members. The Nomination Committee is responsible to the Board. The Charter of the Nomination Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of nominees for Independent Non-Executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors (especially Chairman and Chief Executive Officer) and succession plans for the Directors. 1 meeting was held by the Nomination Committee and 1 Nomination Committee written resolution was passed in 2016, and it performed a review of the structure and operations of the Board and discussed the proposed appointment of Chairman and Chief Executive Officer and other related matters.

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The number of Attendance/Meetings of the members of the Board and Committees in year 2016

	Board Meeting	Audit Committee Meeting	Nomination Committee Meeting	Shareholders’ Meeting
Executive Directors
Yang Jie	4/4	N/A	N/A	1/1
Yang Xiaowei	4/4	N/A	N/A	0/1
Ke Ruiwen	3/4	N/A	N/A	1/1
Sun Kangmin	4/4	N/A	N/A	1/1
Zhang Jiping*	1/2	N/A	N/A	0/1
Non-Executive Director
Zhu Wei*	0/2	N/A	N/A	N/A
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	4/4	4/4	1/1	1/1
Cha May Lung, Laura	4/4	N/A	1/1	0/1
Xu Erming	2/4	1/4	1/1	1/1
Wang Hsuehming	4/4	4/4	N/A	1/1

Note:	Certain Directors (including Non-Executive Director and Independent Non-Executive Directors) could not attend Shareholders’ Meeting, some of the Board meetings and other Committee meetings due to other important business commitments. Such Directors have reviewed the relevant meeting agendas and papers before the meeting and authorised other Directors in writing to vote on their behalf so as to ensure their views were fully reflected in the meeting.

*	On 10 May 2016, Mr. Zhu Wei resigned from his position as a non-executive director of the Company due to change in work arrangement. On 19 August 2016, Mr. Zhang Jiping retired from his positions as an Executive Director and Executive Vice President of the Company due to his age.

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The Company will identify suitable Director candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in case of Independent Non- Executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. After the Nomination Committee and the Board have reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward in writing to the Shareholders’ Meeting for approval.

Directors shall be elected at the Shareholders’ Meeting for a term of 3 years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of Directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in General Meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of Directors). The Board shall convene an extraordinary general meeting within 2 months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a Director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

Supervisory Committee

At 31 December 2016, the Company’s Supervisory Committee comprised 5 Supervisors, including 2 Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other Senior Management so as to prevent them from abusing their powers. The Supervisory Committee is a standing Supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee usually holds meetings at least twice a year. The Supervisory Committee convened 2 meetings in 2016. The term of office for the 5th session of the Supervisory Committee lasts for 3 years, starting from May 2014 until the day of the Company’s annual general meeting for the year 2016 to be held in 2017, upon which the 6th session of the Supervisory Committee will be elected.

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The number of Attendance/Meetings of members of the Supervisory Committee in year 2016

Supervisors	Number of Attendance/Meetings
Sui Yixun (Chairman of the Supervisory Committee)	2/2
Tang Qi (Employee Representative Supervisor)	2/2
Zhang Jianbin (Employee Representative Supervisor)	2/2
Hu Jing	2/2
Ye Zhong	2/2

External Auditors

The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2016 is as follows:

Service item	Fee (including value-added tax) (RMB millions)
Audit services	71.0
Non-audit services (mainly include internal control advisory and other advisory services)	1.6

Total	72.6

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The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor’s Report on pages 120 to 126.

Since the approval at the annual general meeting of the Company for the financial year 2012, the external auditors, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have provided audit services for the Company for 4 consecutive years. The Audit Committee and the Board of the Company have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors respectively for the financial year 2017, subject to the approval at the 2016 annual general meeting of the Company.

Risk Management and Internal Control System

The Board attaches great importance to the establishment and perfection of the risk management and internal control system. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and optimising corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and

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accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance, which plays a pivotal role in the Company’s overall operation. The Company has formulated a code of conduct for the Senior Management and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and Senior Management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique 5-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, established and refined the centralised risk directories and case studies database of the Company, continued to strengthen the level of risk management informatisation, and solidified a standardised risk management procedure so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was enhanced. Following the efforts made over the years, the Company has established a structured and highly-effective comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2016, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by the Hong Kong Stock Exchange, the Company concentrated resources on the prevention of significant potential risks, and strive to reduce negative effect from significant risk, the Company did not confront with any major risk event throughout the whole year. In 2016, the potential significant risks and the major risk- prevention and countering measures are as follows:

Economic and policy environment adaptation risk: The downward pressure has increased under the macroeconomic environment, and the effects of multiple policy adjustments have accumulated. The telecommunications industry has shown a trend of low growth amid the interweaving of the three periods, namely, the periods of shifting growth rate, structural adjustment and policy adaptation. Therefore, the Company continued to view economic and policy environment adaptation risks as a significant risk to be tackled. The Company will actively adapt to changes in regulatory policies and attain achievements of work implementation. The Company will promote comprehensive in-depth reform to further stimulate vitality; strengthen deployment in investment and cost control to enhance quality and efficiency of development.

Business development risks: The Company is in an industry with intensified competition; traditional business gradually saturated and new entrants further intensified the market competition. Therefore, the Company continued to view business development risks as a significant risk to be tackled. The Company will innovate mobile business development model to reinforce the dominant position of broadband services, to achieve breakthrough in emerging business areas, endeavouring to accomplish the objectives of increasing market share, scale expansion, and structural adjustments.

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The Company has strictly identified, assessed and analysed potential major risks faced by the Company in 2017, including economic and policy environment adaptation risks and business development risks etc., and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the potential impact from the above risks to the Company is limited to and within an expected range.

The Company highly values the compliance with the laws and regulations of the People’s Republic of China as well as the places of listing of the Company and where the Company’s business operations are located, strictly complies with all laws and regulations and timely and proactively incorporates the laws and regulations into the Company’s rules and regulations to protect the Company’s legitimate business management, maintains the Company’s legitimate rights and supports corporate to achieve long-term healthy development target.

The Counterterrorism Law of the People’s Republic of China has come into force on 1 January 2016. It requires telecommunications business operators and Internet service providers to provide technical support and assistance such as technical interface and decryption to the public security authorities and national security authorities for their lawful prevention and investigation of terrorist activities; it requires telecommunications business operators and Internet service providers to put into practice the network security, information content supervision system and technical measures for security protection in accordance with the laws and administrative regulations, in order to prevent the dissemination of information relating to terrorism and extremism; it requires telecommunications business operators and Internet service providers to, where any information in relation to terrorism or extremism is detected, immediately cease the relevant transmission, keep the relevant records, delete the relevant information and report to the public security divisions or the relevant departments; it also requires telecommunications business operators and Internet service providers to examine the identity of the users and not to provide services to any person of unknown identity or to persons who refuse to have their identity examined. Violation of the above provisions may result in fines and the relevant responsible persons may also be fined or detained.

On 23 September 2016, six departments including the Supreme People’s Court, the Supreme People’s Procuratorate, Ministry of Public Security, Ministry of Industry and Information Technology, the People’s Bank of China and China Banking Regulatory Commission jointly released the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds. The Announcement requires telecom operators to strictly implement the real-name registration system of telephone subscribers. Services to those entities or individuals which/who have not registered in real names and could not complete the true identity information registration within the stipulated time will be terminated. It also requires telecom operators to immediately carry out measures to clean up users accounts who registered multiple phone cards, and to block internet publication, searching, dissemination and sales channels of “change number software”. It also strictly prohibits the operation and any business of illegal “change number via internet” services, strictly regulates the transmission of caller IDs of the Administration of International Communication Accesses, fully implements the regulation and cleaning up of private voice lines and caller authentication, strengthens the detection and interception of fake caller IDs in and between networks, immediately takes down and regulates telephone services such as “one-number service”, business switchboard and 400.

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On 7 November 2016, the Standing Committee of the National People’s Congress announced that the Cybersecurity Law of the People’s Republic of China shall come into force on 1 June 2017. It specifies the principle of cyberspace sovereignty, the safety obligations of network products and services providers as well as the safety obligations of network operators; and it further enhances the protection of personal data, establishes the framework for the protection of critical information infrastructure facilities, and establishes rules regulating cross-border transmission of key data via critical information infrastructure facilities. Telecom operators shall comply with the requirements under the Cybersecurity Law of the People’s Republic of China in respect of network operating security and network information security.

On 7 November 2016, the Ministry of Industry and Information Technology issued the Implementation Opinions on the Work of Further Prevention and Crack Down on Communication Information Fraud, which requires telecom operators to rigorously implement the real-name registration for telephone subscribers, rectify and standardise the key telecommunications services, rectify the issue of “changing number via internet” services and strengthen the protection of telephone subscribers’ personal data.

On 28 December 2016, the Ministry of Industry and Information Technology promulgated the Notice on Matters Relating to the Regulating Telecommunications Services Agreements, which has come into force on 1 February 2017. It specifies the standard of signing and record-keeping of telecommunications services agreements and emphasises that the telecom operators should inform the telephone subscribers and carry out remedial work when some or all of the terms under the telecommunications service agreements could not be observed due to force majeure or adjustment of national policies.

Apart from implementing the latest and newly-amended laws and regulations in a timely manner, the Company also actively and closely monitors forthcoming changes in the relevant laws and regulations in order to strengthen the management of the relevant business operation behaviour, safeguards the effective adherence to relevant laws and regulations so as to ensure that the Company’s operations are in full compliance with the laws.

Since 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of other advisory institutions including external auditors, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. The Company has all along continuously revises and improves the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development over the years. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has

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improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained. At the same time, the Company attaches great importance to the control and monitoring of network information safety. The Company persistently optimises the relevant rules and guidances, further defines the responsible entities and regularly commences the inspection of network safety and information safety in order to promote the enhancement of the awareness of network information safety and relevant skills and knowledge.

In 2016, in accordance with the requirements of external regulation and policy environment, the Company comprehensively considered the various initiatives of deepening reforms, the changes in business development, and the needs of information system upgrade. The Company corresponded with the new strategy on transformation and upgrades, promptly addressed market needs, solved new problems and new conditions arising in the course of business innovation, operation innovation and cooperation innovation, as well as revised the internal control manuals during the year. The Company strengthened the special control requirement on transactions with financing arrangement, advanced payment and other businesses, enhanced relevant control and management in accordance with rules and regulations and persistently optimised the control over liquidity risk so as to promote business development. In response to the impact on the Company’s information system after the implementation of MSS system, the Company amended the general control over IT system, increased the control requirement of MSS system, refined the authority limits of internal control and further refined the approval procedures and authorisation requirements of provincial branches on significant matters.

The Internal Audit Department plays a vital role in supporting the Board, the management and the risk management and internal control systems. The functions of the Internal Audit Department are independent of the Company’s business operations and are complementary to the duties of the external auditors, and play an important role in the monitoring of the Company’s internal management. The Internal Audit Department is responsible for internal controls assessment of the Company, and provides an objective assurance to the Audit Committee and the Board that the risk management and internal control systems are maintained and operated by the management in compliance with agreed processes and standards. The Internal Audit Department regularly reports the internal audit results to the Audit Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee.

Annual Evaluation of Risk Management and Internal Control Systems

The Company has been continuously improving its risk management and internal control systems so as to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk.

The Company has adopted the COSO Internal Control Framework (2013) as the standard for the internal control assessment. With the management’s internal control

Environmental, Social and Governance Report

Corporate Governance Report

testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment system is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the Internal Audit Department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following 4 major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the operating effectiveness of the internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance. In 2016, the Company’s Internal Audit Department initiated and coordinated the assessment of internal control all over the Company, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points corresponding to control environment and material financial statements items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2016, the Company further strengthens the leading function of business departments and various units in the internal control self-assessment. In order to promote the effectiveness of self-assessment, the Company conducted focused and targeted self-evaluation exercises surrounding the major risks of respective business areas. Through independent internal control assessment to evaluate the performance assessment of the self-assessment, it promoted the self-assessment to become effective. The above measures effectively promoted the participation of various departments and units and ensured the self-assessment work of the Company with 100% coverage. Focusing on the internal control deficiencies identified during the self-assessment, the Company promptly identified the responsibilities and timely rectified the deficiencies, effectively control and eliminate any potential risks. The Company also worked towards perfecting the systems and procedures, and deepening its governance measures, while continuously enhancing the design and operating effectiveness of internal control.

On the basis of risk-oriented independent assessment of the Company’s internal control, we consolidated audit resources, worked around key areas and major business processes and conducted assessments. At the same time, we focused on new services and new units including mobile Internet, and build upon our internal control construction and selected key businesses and units for assessment to prevent and manage the risks associated with the new business areas. In 2016, the Company further reinforced cross evaluation amongst various units and organised independent assessments of 8 units and follow-up assessments of 12 units to strengthen the execution of internal control system and rectification of internal control deficiencies. Besides, amongst various audit projects,

Environmental, Social and Governance Report

Corporate Governance Report

the Company continuously paid attention to the effectiveness of the internal control over fundamental businesses. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the risk management and internal control assessment team and other relevant departments to closely coordinate with the external auditors’ audit of internal control over financial reporting. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to material financial statements items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. Focusing on deficiencies identified through self-assessment, independent assessment and internal control audit, the Company required all units to carry out rectification measures and established a collaborative risk prevention mechanism to promote different professional reporting lines of various departments in the headquarters office to execute vertical supervision and system improvement for the rectification work whilst exploring the establishment of an internal control mechanism with long-term effectiveness. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification measures of internal control deficiencies. All subordinates entities proactively rectified deficiencies identified from the internal and external assessments on the request from the Company.

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board, through the Audit Committee, conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2016, which covered all material areas including financial controls, operational controls and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of the Company’s risk management and internal control systems (including Environmental, Social and Governance risk management and internal control systems), the Board is of the view that these systems are solid, well-established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company’s accounting, internal control and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.

Environmental, Social and Governance Report

Corporate Governance Report

Investor Relations and Transparent Information Disclosure Mechanism

The Company established an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, senior management provides the capital market and media with important information and responds to key questions which are of prime concerns to the investors. This has helped reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially the public shareholders, to actively participate in the Company’s Annual General Meetings and to promote direct and two-way communications between the Board and shareholders.

With an aim of strengthening communications with the capital market and enhancing transparency of information disclosure, the Company has provided quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and monthly announcements of the number of access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2016, the Company participated in a number of investor conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

Environmental, Social and Governance Report

Corporate Governance Report

In 2016, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference	Location
January 2016	DBS Vickers Pulse of Asia Conference 2016	Singapore
January 2016	Deutsche Bank Access China Conference 2016	Beijing
January 2016	UBS 16th Greater China Conference	Shanghai
April 2016	Credit Suisse Asian Investment Conference 2016	Hong Kong
April 2016	DBS Vickers Pulse of Asia Conference 2016	Hong Kong
May 2016	Macquarie Greater China Conference 2016	Hong Kong
May 2016	CLSA China Forum 2016	Chengdu
May 2016	BNP Paribas 7th Asia Pacific TMT Conference	Hong Kong
May 2016	Nomura China TMT Corporate Day 2016	Hong Kong
May 2016	Deutsche Bank Access Asia Conference 2016	Singapore
May 2016	Morgan Stanley China Summit 2016	Beijing
June 2016	UBS Pan-Asian Telco Conference 2016	Hong Kong
June 2016	Bank of America Merrill Lynch Global Telecom & Media Conference 2016	London
June 2016	J.P. Morgan Global China Summit 2016	Beijing
September 2016	Morgan Stanley China Corporate Day	London
September 2016	Nomura China Investor Forum 2016	Shanghai
September 2016	23rd CLSA Investors’ Forum 2016	Hong Kong
October 2016	Jefferies 6th Annual Greater China Summit	Hong Kong
November 2016	CICC Investment Forum 2016	Beijing
November 2016	Bank of America Merrill Lynch China Conference 2016	Beijing
November 2016	Citi China Investor Conference 2016	Macau
November 2016	Daiwa Investment Conference 2016	Hong Kong
November 2016	J.P. Morgan Global TMT Conference 2016	Hong Kong
November 2016	Morgan Stanley 15th Annual Asia Pacific Summit	Singapore
November 2016	Daiwa Asia Communication Days 2016 & Non-Deal Roadshow	Europe
November 2016	Jefferies and BNY Mellon 2nd ADR Conference	New York

Environmental, Social and Governance Report

Corporate Governance Report

In 2016, the Company organised reverse roadshow with over 20 participants. The analysts first attended a meeting with management in Beijing, followed by a site visit to Beijing Yongfeng Internet Data Centre (IDC) and a demonstration of e-surfing HD (IPTV) in Chengdu, Sichuan. The reverse roadshow served as an introduction of the Company’s strategies and development in IDC and cloud services, as well as the implementation of new convergence strategy, “Internet+” industry applications, end-to-end fibre network speed upgrade and intelligent network management in Sichuan. The reverse roadshow successfully enhanced analysts’ understanding of the Company’s development in the emerging businesses and new convergence, and strengthened investor confidence in the Company’s prospect.

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors, media and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2016, the Company revamped its corporate website to enhance the design and functionality, with an aim to align with the latest international best practices, as well as enhance the level of transparency and timeliness of the Company’s information disclosure. The Company launched a responsive website with the latest technology, which allows automatic adjustment to fit for different screen resolution and user interface, assuring the best browsing experience of website content with desktop computers, laptops or mobile devices. This allows investors, shareholders, reporters and the general public to browse the updated information on the Company’s website with any device more easily and promptly anytime anywhere. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, historical stock quote, add investor events to calendars, content sharing to social media, etc. The Company’s website was accredited a number of awards in the professional rankings of Institutional Investor, W3 and iNova, indicating that the Company’s website is highly recognised by the professionals. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and prepared and distributed the annual report in a more environmentally-friendly and cost-saving manner according to the recommendations received. Shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving printed version in both English and Chinese, English only or Chinese only. In 2016, the Company launched a dedicated investor relations enquiry line, for the purpose of providing a direct channel to address enquiries from the investment community. This allows the Company to better serve its shareholders and investors.

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of inside information. In general, the authorised speakers only clarify and explain on information that are available on the market, and avoid providing or divulging any unpublished inside information either as an individual or as a team. Before conducting any external interview, if the authorised speaker has any doubt about the information to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such information is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the blackout periods.

Environmental, Social and Governance Report

Corporate Governance Report

Shareholders’ Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign 1 or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene an extraordinary general meeting or a class meeting thereof. If the Board fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders’ meetings.

Process of forwarding shareholders’ enquiries to the Board:

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department.

The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

38th Floor, Dah Sing Financial Center,

108 Gloucester Road, Wanchai,

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

IR Enquiry: (852) 2582 0388

Fax No.: (852) 2877 0988

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company,

Environmental, Social and Governance Report

Corporate Governance Report

shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, which will answer the shareholders’ questions. Information on the Company’s website is updated regularly.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices of the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of Independent Directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of Independent Directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. The Listing Rules require that at least one-third of the Board of Directors of a listed company in Hong Kong be Independent Non-Executive Directors. The Board of the Company currently comprises 8 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2016.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency of operations, as well as the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and seek sustainable returns for the shareholders and investors.

For further information, please browse our website at www.chinatelecom-h.com

TRANSFORMATION
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118	119

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED

(Incorporated in The People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 127 to 195, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditor’s Report

Key audit matters	How our audit addressed the key audit matters

Revenue recognition

We identified revenue recognition as a key audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the IT billing systems given the complexity of the systems and the significance of volumes of data processed by the systems.

Revenues from the provision of telecommunications services are, in general, recognised when services are provided to customers. Fees for telecommunications packages are recognised for each service type in the packages. The data records are captured and the revenue transactions are recorded by the IT billing systems.

Details of the accounting policies for revenue recognition and an analysis of revenues are disclosed in Notes 2(o) and 22, respectively, to the consolidated financial statements.

Our procedures in relation to revenue recognition comprising both control testing and substantive procedures on a sample basis, included involving our internal IT specialists to assist with:

•      Testing the IT environment in which the billing systems reside, including interface controls between different IT applications;

•      Testing the key controls over the calculation of the amounts billed to customers and the capturing and recording of the revenue transactions;

•      Testing the key controls over the authorisation of the rate changes and the input of such rates to the billing systems;

•      Testing the end-to-end reconciliations from data records to the billing systems and to the general ledger;

•      Testing material journals processed between the billing systems and the general ledger;

•      Testing the accuracy of customer bill calculations and the respective revenue transactions recorded.

Independent Auditor’s Report

Key audit matters	How our audit addressed the key audit matters

Valuation of goodwill and long-lived assets

We identified the valuation of goodwill and long-lived assets as a key audit matter because the impairment assessment of goodwill and long-lived assets requires the management to exercise significant judgments relating to the estimation of level of revenue, amount of operating costs and applicable discount rate.

Details of the accounting policies for impairment of goodwill and long-lived assets and the related accounting estimates are disclosed in Notes 2(n) and 41, respectively, to the consolidated financial statements. Details of goodwill impairment assessment are disclosed in Note 6 to the consolidated financial statements.

Our procedures in relation to the valuation of goodwill and long-lived assets included:

•      With the assistance of our internal valuation specialists, assessing the discount rates and assumptions used by the management in the value in use model and comparing the discount rate used by the management to external derived data and our own assessments of key inputs used in deriving the discount rate.

•      With the assistance of our internal valuation specialists, comparing the key inputs to the projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating cost, with corresponding historical data to evaluate the reasonableness of the management’s projections.

•      Assessing and challenging the significant judgments and estimates used in the management’s impairment assessment and evaluating the sensitivity analysis performed by the management.

Independent Auditor’s Report

Key audit matters	How our audit addressed the key audit matters

Classification of lease arrangement with China Tower Corporation Limited (“China Tower”)

We identified the classification of the lease arrangements with China Tower as a key audit matter because it requires the use of significant management judgment regarding the classification of operating or finance lease.

The Group entered into lease agreements with China Tower regarding the leases of telecommunications towers and related assets. The Group classified the arrangements as operating leases. If the arrangements were incorrectly classified, the associated assets would be capitalised and there would be depreciation and finance charges in the consolidated statement of comprehensive income with a commensurate reduction in tower assets lease fee.

Details of the related accounting judgment are disclosed in Note 41 to the consolidated financial statements.

Our procedures in relation to the classification of lease arrangements with China Tower included:

•      Assessing the key terms of the lease agreements on a sample basis and understanding how they were applied in the management’s assessment of the lease classification.

•      Assessing the appropriateness of the management’s assessment of the lease classification by: (1) understanding the management’s expectation of the use of the assets at the end of the lease term and modifications required on the assets; (2) comparing the lease terms in the agreements with the major part of economic lives of the assets; (3) assessing the calculation of the present value of minimum lease payments made by the management, challenging the key assumptions used by the management and comparing the present value of minimum lease payments with the fair value of the assets.

Independent Auditor’s Report

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Independent Auditor’s Report

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Independent Auditor’s Report

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Lam Kwok Yan.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

21 March 2017

Consolidated Statement of Financial Position

at 31 December 2016 (Amounts in millions)

	Note	31 December 2016 RMB	31 December 2015 RMB
ASSETS

Non-current assets
Property, plant and equipment, net	4	389,648	373,981
Construction in progress	5	80,381	69,103
Lease prepayments		22,955	23,609
Goodwill	6	29,923	29,920
Intangible assets	7	11,244	10,739
Interests in associates	9	34,572	34,473
Investments	10	1,535	1,624
Deferred tax assets	11	5,061	4,655
Other assets	19	3,077	3,349

Total non-current assets		578,396	551,453
Current assets
Inventories	12	5,081	6,281
Income tax recoverable		50	105
Accounts receivable, net	13	21,423	21,105
Prepayments and other current assets	14	19,470	16,229
Short-term bank deposits		3,331	2,519
Cash and cash equivalents	15	24,617	31,869

Total current assets		73,972	78,108

Total assets		652,368	629,561

The notes on pages 133 to 195 form part of these consolidated financial statements.

Consolidated Statement of Financial Position

at 31 December 2016 (Amounts in millions)

	Note	31 December 2016 RMB	31 December 2015 RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt	16	40,780	51,636
Current portion of long-term debt and payable	16	62,276	84
Accounts payable	17	122,444	118,055
Accrued expenses and other payables	18	91,087	82,934
Income tax payable		1,106	2,154
Current portion of finance lease obligations		52	38
Current portion of deferred revenues	19	1,253	1,028

Total current liabilities		318,998	255,929

Net current liabilities		(245,026)	(177,821)

Total assets less current liabilities		333,370	373,632

Non-current liabilities
Long-term debt and payable	16	9,370	64,830
Finance lease obligations		50	81
Deferred revenues	19	2,305	1,454
Deferred tax liabilities	11	4,770	2,061
Other non-current liabilities		580	455

Total non-current liabilities		17,075	68,881

Total liabilities		336,073	324,810

Equity
Share capital	20	80,932	80,932
Reserves	21	234,392	222,852

Total equity attributable to equity holders of the Company		315,324	303,784
Non-controlling interests		971	967

Total equity		316,295	304,751

Total liabilities and equity		652,368	629,561

Approved and authorised for issue by the Board of Directors on 21 March 2017.

Yang Jie	Yang Xiaowei	Ke Ruiwen
Chairman and	Executive Director,	Executive Director and
Chief Executive Officer	President and	Executive Vice President
Chief Operating Officer

The notes on pages 133 to 195 form part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2016 (Amounts in millions, except per share data)

	Note	2016 RMB	2015 RMB
Operating revenues	22	352,285	331,202

Operating expenses
Depreciation and amortisation		(67,938)	(67,664)
Network operations and support	23	(94,092)	(81,240)
Selling, general and administrative		(56,417)	(54,472)
Personnel expenses	24	(54,460)	(52,541)
Other operating expenses	25	(52,177)	(48,843)

Total operating expenses	26	(325,084)	(304,760)

Operating profit		27,201	26,442
Gain from Tower Assets Disposal (as defined in Note 18)		—	5,214
Net finance costs	27	(3,235)	(4,273)
Investment income		40	8
Share of profits/(losses) of associates		91	(698)

Profit before taxation		24,097	26,693
Income tax	28	(5,988)	(6,551)

Profit for the year		18,109	20,142

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(228)	652
Deferred tax on change in fair value of available-for-sale equity securities		57	(163)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		190	129
Share of other comprehensive income of associates		6	3

Other comprehensive income for the year, net of tax		25	621

Total comprehensive income for the year		18,134	20,763

Profit attributable to
Equity holders of the Company		18,004	20,054
Non-controlling interests		105	88

Profit for the year		18,109	20,142

Total comprehensive income attributable to
Equity holders of the Company		18,029	20,675
Non-controlling interests		105	88

Total comprehensive income for the year		18,134	20,763

Basic earnings per share	33	0.22	0.25

Number of shares (in millions)	33	80,932	80,932

The notes on pages 133 to 195 form part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2016 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance as at 1 January 2015		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108
Profit for the year		—	—	—	—	—	—	20,054	20,054	88	20,142
Other comprehensive income for the year		—	—	—	—	492	129	—	621	—	621

Total comprehensive income for the year		—	—	—	—	492	129	20,054	20,675	88	20,763
Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(80)	(80)
Dividends	32	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)
Appropriations	21	—	—	—	1,901	—	—	(1,901)	—	—	—

Balance as at 31 December 2015		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751

Profit for the year		—	—	—	—	—	—	18,004	18,004	105	18,109
Other comprehensive income for the year		—	—	—	—	(165)	190	—	25	—	25

Total comprehensive income for the year		—	—	—	—	(165)	190	18,004	18,029	105	18,134
Disposal of a subsidiary		—	—	—	—	—	—	—	—	(15)	(15)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(86)	(86)
Dividends	32	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)
Appropriations	21	—	—	—	1,638	—	—	(1,638)	—	—	—

Balance as at 31 December 2016		80,932	17,150	10,746	72,611	711	(622)	133,796	315,324	971	316,295

The notes on pages 133 to 195 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2016 (Amounts in millions)

	Note	2016 RMB	2015 RMB
Net cash from operating activities	(a)	101,130	108,750

Cash flows used in investing activities
Capital expenditure		(96,673)	(101,898)
Lease prepayments		(99)	(124)
Purchase of investments	(b)	(3,099)	(10)
Proceeds from disposal of property, plant and equipment		1,560	755
Proceeds from disposal of lease prepayments		10	58
Proceeds from disposal of Investments		—	2
Net cash outflow from disposal of a subsidiary		(50)	—
Purchase of short-term bank deposits		(3,237)	(3,764)
Maturity of short-term bank deposits		2,550	2,731

Net cash used in investing activities		(99,038)	(102,250)

Cash flows (used in)/from financing activities
Principal element of finance lease payments		(59)	(14)
Proceeds from bank and other loans		110,446	67,875
Repayment of bank and other loans		(113,366)	(56,862)
Payment of dividends		(6,489)	(6,160)
Payment for the acquisition of non-controlling interests		—	(7)
Contribution from non-controlling interests		—	127
Distribution to non-controlling interests		(87)	(150)

Net cash (used in)/from financing activities		(9,555)	4,809

Net (decrease)/increase in cash and cash equivalents		(7,463)	11,309
Cash and cash equivalents at 1 January		31,869	20,436
Effect of changes in foreign exchange rate		211	124

Cash and cash equivalents at 31 December		24,617	31,869

The notes on pages 133 to 195 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2016 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2016 RMB	2015 RMB
Profit before taxation	24,097	26,693
Adjustments for:
Depreciation and amortisation	67,938	67,664
Impairment losses for doubtful debts	2,277	2,231
Impairment losses for long-lived assets	62	51
Write down of inventories	175	147
Investment income	(40)	(8)
Share of (profits)/losses of associates	(91)	698
Interest income	(353)	(375)
Interest expense	3,701	4,573
Foreign exchange (gain)/loss	(113)	75
Net loss on retirement and disposal of long-lived assets	1,867	1,573
Gain from Tower Assets Disposal (as defined in Note 18)	—	(5,214)

Operating profit before changes in working capital	99,520	98,108
Increase in accounts receivable	(2,348)	(1,778)
Decrease/(increase) in inventories	1,033	(2,199)
Increase in prepayments and other current assets	(3,731)	(5,854)
Decrease/(increase) in other assets	366	(87)
Increase in accounts payable	3,779	22,156
Increase in accrued expenses and other payables	10,864	7,119
Decrease in deferred revenues	(418)	(417)

Cash generated from operations	109,065	117,048
Interest received	365	375
Interest paid	(3,736)	(4,601)
Investment income received	57	27
Income tax paid	(4,621)	(4,099)

Net cash from operating activities	101,130	108,750

(b)	The amount for the year ended 31 December 2016 includes the payment for the cash injection amounting to RMB2,966 million (“Cash Consideration”) to China Tower Corporation Limited (“China Tower”) in relation to the Tower Assets Disposal. The Cash Consideration was paid in February 2016.

The notes on pages 133 to 195 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunication network resource services and lease of network equipment, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, international Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media Co., Ltd. to China Telecommunications Corporation in 2013.

On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd., a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).

On 31 December 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”).

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business and the Seventh Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). The consolidated financial statements of the Group have been prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 2(l)).

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 41.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 2(n)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets held under finance leases (Note 2(m)) are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2016, no asset was held by the Group under finance leases (2015: nil).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment (continued)

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(n)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(k)	Intangible assets

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(n)). Amortisation of software is calculated on a straight-line basis over the estimated useful lives, which mainly range from 3 to 5 years.

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(n)).

(m)	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets acquired under finance leases are classified as assets under finance leases, and are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation.

Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(n)	Impairment

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(n)	Impairment (continued)

(ii)	Impairment of long-lived assets (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash- generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.

(o)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Voice usage fee is recognised as the service is provided.

(ii)	Fees received for wireline installation charges for periods prior to 1 January 2012 are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortised over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognised in profit or loss when received or incurred.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(o)	Revenue recognition (continued)

The revenue recognition methods of the Group are as follows: (continued)

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from information and application services is recognised when the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other information and application services are presented on an either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as a principal in the arrangements with third parties:

(i)	The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

(ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

(iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

(iv)	The Group has latitude in establishing selling prices with customers;

(v)	The Group can modify the applications or perform part of the services;

(vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

(vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(o)	Revenue recognition (continued)

The revenue recognition methods of the Group are as follows: (continued)

(vi)	Revenue from the provision of Internet and telecommunications network resource services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services. During each of the years in the two-year period ended 31 December 2016, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(p)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB17,068 million for the year ended 31 December 2016 (2015: RMB19,291 million), among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB9,370 million for the year ended 31 December 2016 (2015: RMB11,620 million).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(q)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(r)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2016, research and development expense was RMB825 million (2015: RMB792 million).

(s)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 39.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 40.

(t)	Government grants

The Group’s government grants are mainly related to the government loans with below- market rate of interest.

Government grants shall only be recognised until there is reasonable assurance that:

(i)	the Group will comply with all the conditions attaching to them; and

(ii)	the grants will be received.

Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Accounts and other payables

Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Value-added tax

Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 17%. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 17%.

Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(y)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(z)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(aa)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

2.	Significant Accounting Policies (continued)

(aa)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ab)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

3.	Application of Revised International Financial Reporting Standards

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

•	Amendments to IAS 1, “Disclosure Initiative”

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”

•	Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”

•	Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”

•	Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”

The application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year (Note 42).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

4.	Property, Plant and Equipment, Net

	Buildings and improvements RMB millions	Telecomm- unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2015	98,154	820,373	28,811	947,338

Additions	509	883	733	2,125
Transferred from construction in progress	3,161	79,569	1,738	84,468
Tower Assets Disposal	(3,646)	(29,221)	(121)	(32,988)
Other disposals	(732)	(51,994)	(1,894)	(54,620)
Reclassification	13	(353)	340	—

Balance at 31 December 2015	97,459	819,257	29,607	946,323

Additions	664	1,333	479	2,476
Transferred from construction in progress	2,053	78,286	1,739	82,078
Disposals	(754)	(74,976)	(1,752)	(77,482)
Disposal of a subsidiary	—	—	(3)	(3)
Reclassification	87	(128)	41	—

Balance at 31 December 2016	99,509	823,772	30,111	953,392

Accumulated depreciation and impairment:
Balance at 1 January 2015	(44,646)	(509,206)	(20,610)	(574,462)

Depreciation and impairment charge for the year	(4,662)	(56,862)	(2,332)	(63,856)
Written back on Tower Assets Disposal	1,520	13,051	52	14,623
Written back on other disposals	697	48,869	1,787	51,353
Reclassification	(11)	133	(122)	—

Balance at 31 December 2015	(47,102)	(504,015)	(21,225)	(572,342)

Depreciation and impairment charge for the year	(4,527)	(56,953)	(2,266)	(63,746)
Written back on disposals	681	70,010	1,651	72,342
Disposal of a subsidiary	—	—	2	2
Reclassification	(70)	83	(13)	—

Balance at 31 December 2016	(51,018)	(490,875)	(21,851)	(563,744)

Net book value at 31 December 2016	48,491	332,897	8,260	389,648

Net book value at 31 December 2015	50,357	315,242	8,382	373,981

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

5.	Construction in Progress

RMB millions
Balance at 1 January 2015	53,181
Additions	107,762
Tower Assets Disposal	(2,959)
Transferred to property, plant and equipment	(84,468)
Transferred to intangible assets	(4,413)

Balance at 31 December 2015	69,103
Additions	97,041
Transferred to property, plant and equipment	(82,078)
Transferred to intangible assets	(3,685)

Balance at 31 December 2016	80,381

6.	Goodwill

	2016 RMB millions	2015 RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,923	29,920

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer- related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.4% (2015: 9.7%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

6.	Goodwill (continued)

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

7.	Intangible Assets

Software RMB millions
Cost:
Balance at 1 January 2015	21,753
Additions	511
Transferred from construction in progress	4,413
Disposals	(376)

Balance at 31 December 2015	26,301

Additions	363
Transferred from construction in progress	3,685
Disposals	(531)

Balance at 31 December 2016	29,818

Accumulated amortisation and impairment:
Balance at 1 January 2015	(12,769)
Amortisation charge for the year	(3,093)
Written back on disposals	300

Balance at 31 December 2015	(15,562)

Amortisation charge for the year	(3,500)
Written back on disposals	488

Balance at 31 December 2016	(18,574)

Net book value at 31 December 2016	11,244

Net book value at 31 December 2015	10,739

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

8.	Investments in Subsidiaries

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2016 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity
China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$	168 million	Provision of international value- added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$	1,000,001	Provision of international value- added network services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC		300	Provision of e-commerce services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC		91	Provision of telecommunications services

China Telecom (Australia) Pty Ltd	Limited Company	10 January 2011	Australia	AUD	1 million	Provision of international value- added network services

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

8.	Investments in Subsidiaries (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity
China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW	500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	MYR	3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND	10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC		250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP	16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC		11	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	17 June 2014	PRC		45	Provision of software technology service

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

9.	Interests in Associates

	2016 RMB millions	2015 RMB millions
Unlisted equity investments, at cost	36,347	36,325
Share of post-acquisition changes in net assets	(1,775)	(1,852)

	34,572	34,473

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	27.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established and operated in the PRC and are not traded on any stock exchange.

Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

	China Tower Corporation Limited
	2016 RMB millions	2015 RMB millions
Current assets	39,565	38,586
Non-current assets	272,103	231,793
Current liabilities	171,568	47,717
Non-current liabilities	14,548	96,535

Operating revenues	54,474	10,325
Loss for the year	(575)	(2,944)
Other comprehensive income for the year	—	—
Total comprehensive income for the year	(575)	(2,944)

Dividend received from the associate	—	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	125,552	126,127
Non-controlling interests of the associate	—	—
Group’s effective interest in the associate	27.9%	27.9%
Group’s share of net assets of the associate	35,029	35,189
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,782)	(1,939)

Carrying amount of the associate in the consolidated financial statements of the Group	33,247	33,250

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

9.	Interests in Associates (continued)

	Shanghai Information Investment Incorporation
	2016 RMB Millions	2015 RMB Millions
Current assets	6,688	6,872
Non-current assets	8,421	7,943
Current liabilities	5,754	5,228
Non-current liabilities	3,104	3,716

Operating revenues	4,222	4,094
Profit for the year	413	342
Other comprehensive income for the year	24	—
Total comprehensive income for the year	437	342

Dividend received from the associate	9	9

Reconciled to the Group’s interests in the associate
Net assets of the associate	6,251	5,871
Non-controlling interests of the associate	(1,940)	(1,850)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	1,035	965

Carrying amount of the associate in the consolidated financial statements of the Group	1,035	965

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2016 RMB millions	2015 RMB millions
The Group’s share of profit of these associates	21	25
The Group’s share of other comprehensive income of these associates	—	3
The Group’s share of total comprehensive income of these associates	21	28
Aggregate carrying amount of these associates in the consolidated financial statements of the Group	290	258

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

10.	Investments

	2016 RMB millions	2015 RMB millions
Available-for-sale equity securities	1,369	1,597
Other unlisted equity investments	166	27

	1,535	1,624

Other unlisted equity investments mainly represent the Group’s various interests in private enterprises which are mainly engaged in the provision of telecommunications infrastructures construction services, information technology services and Internet contents.

11.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2016 RMB millions	2015 RMB millions	2016 RMB millions	2015 RMB millions	2016 RMB millions	2015 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,531	1,291	—	—	1,531	1,291
Property, plant and equipment and others	3,410	3,174	(4,416)	(1,605)	(1,006)	1,569
Deferred revenues and installation costs	120	190	(85)	(130)	35	60
Available-for-sale equity securities	—	—	(269)	(326)	(269)	(326)

Deferred tax assets/(liabilities)	5,061	4,655	(4,770)	(2,061)	291	2,594

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

11.	Deferred Tax Assets and Liabilities (continued)

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows: (continued)

	Balance at 1 January 2016 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2016 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

	Balance at 1 January 2015 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2015 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,156	135	1,291
Property, plant and equipment and others	1,015	554	1,569
Deferred revenues and installation costs	99	(39)	60
Available-for-sale equity securities	(163)	(163)	(326)

Net deferred tax assets	2,107	487	2,594

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

12.	Inventories

	2016 RMB millions	2015 RMB millions
Materials and supplies	1,200	1,236
Goods for resale	3,881	5,045

	5,081	6,281

13.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	2016 RMB millions	2015 RMB millions
Accounts receivable
Third parties		22,932	22,766
China Telecom Group	(i)	949	492
China Tower		10	—
Other telecommunications operators in the PRC		933	782
		24,824	24,040

Less: Allowance for doubtful debts		(3,401)	(2,935)

		21,423	21,105

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

The following table summarises the changes in allowance for doubtful debts:

	2016 RMB millions	2015 RMB millions
At beginning of year	2,935	2,478
Impairment losses for doubtful debts	2,202	2,172
Accounts receivable written off	(1,736)	(1,715)

At end of year	3,401	2,935

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

13.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2016 RMB millions	2015 RMB millions
Current, within 1 month	9,993	10,001
1 to 3 months	2,179	2,181
4 to 12 months	1,763	1,821
More than 12 months	761	731

	14,696	14,734
Less: Allowance for doubtful debts	(2,427)	(2,393)

	12,269	12,341

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2016 RMB millions	2015 RMB millions
Current, within 1 month	3,660	3,648
1 to 3 months	1,887	1,618
4 to 12 months	2,349	2,199
More than 12 months	2,232	1,841

	10,128	9,306
Less: Allowance for doubtful debts	(974)	(542)

	9,154	8,764

Ageing analysis of accounts receivable that are not impaired is as follows:

	2016 RMB millions	2015 RMB millions
Not past due	19,376	19,263

Less than 1 month past due	1,180	1,154
1 to 3 months past due	867	688

Amounts past due	2,047	1,842

	21,423	21,105

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

14.	Prepayments and Other Current Assets

	2016 RMB millions	2015 RMB millions
Amounts due from China Telecom Group	728	732
Amounts due from China Tower	2,278	1,789
Amounts due from other telecommunications operators in the PRC	326	375
Prepayments in connection with construction work and equipment purchases	2,642	2,119
Prepaid expenses and deposits	3,781	3,622
Value-added tax recoverable	5,197	3,797
Other receivables	4,518	3,795

	19,470	16,229

15.	Cash and Cash Equivalents

	2016 RMB millions	2015 RMB millions
Cash at bank and in hand	22,147	30,916
Time deposits with original maturity within three months	2,470	953

	24,617	31,869

16.	Short-Term and Long-Term Debt and Payable

Short-term debt comprises:

	2016 RMB millions	2015 RMB millions
Loans from banks – unsecured	16,411	5,361
Super short-term commercial papers – unsecured	18,996	33,995
Other loans – unsecured	102	182
Loans from China Telecom Group – unsecured	5,271	12,098

Total short-term debt	40,780	51,636

The weighted average interest rate of the Group’s total short-term debt as at 31 December 2016 was 3.3% (2015: 3.1%) per annum. As at 31 December 2016, the Group’s loans from banks and other loans bear interest at rates ranging from 3.9% to 4.4% (2015: 3.9% to 5.6%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 2.3% to 2.9% (2015: 2.1% to 3.0%) per annum and are repayable by March 2017; the loans from China Telecom Group bear interest at rates from 3.5% to 4.1% (2015: 3.5% to 4.5%) per annum and are repayable within one year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

16.	Short-Term and Long-Term Debt and Payable (continued)

Long-term debt and payable comprises:

	Interest rates and final maturity	2016 RMB millions	2015 RMB millions
Bank loans – unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	9,245	2,463

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	446	470

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	239	261

Other currencies denominated		5	9

		9,935	3,203

Other loans – unsecured
Renminbi denominated		1	1

Amount due to China Telecommunications Corporation – unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710

Total long-term debt and payable		71,646	64,914

Less: Current portion		(62,276)	(84)

Non-current portion		9,370	64,830

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

16.	Short-Term and Long-Term Debt and Payable (continued)

Note:

(i)	The Group obtained long-term RMB denominated government loans with below-market interest rate ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue (Note 19).
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition, which is 31 December 2017. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2016 and 2017 are 4.00% and 4.11%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group’s long-term debt and payable subsequent to 31 December 2016 are as follows:

	2016 RMB millions	2015 RMB millions
Within 1 year	62,276	84
Between 1 to 2 years	1,081	61,832
Between 2 to 3 years	1,046	206
Between 3 to 4 years	1,004	206
Between 4 to 5 years	945	224
Thereafter	5,294	2,362

	71,646	64,914

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 31 December 2016, the Group had unutilised committed credit facilities amounting to RMB161,229 million (2015: RMB128,839 million).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

17.	Accounts Payable

Accounts payable are analysed as follows:

	2016 RMB millions	2015 RMB millions
Third parties	96,675	95,305
China Telecom Group	21,343	18,702
China Tower	3,697	3,272
Other telecommunications operators in the PRC	729	776

	122,444	118,055

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2016 RMB millions	2015 RMB millions
Due within 1 month or on demand	17,931	21,486
Due after 1 month but within 3 months	19,891	18,624
Due after 3 months but within 6 months	21,611	19,430
Due after 6 months	63,011	58,515

	122,444	118,055

18.	Accrued Expenses and Other Payables

	Note	2016 RMB millions	2015 RMB millions
Amounts due to China Telecom Group		1,813	1,464
Amounts due to China Tower	(i)	807	3,097
Amounts due to other telecommunications operators in the PRC		41	31
Accrued expenses		21,276	17,715
Value-added tax payable		797	1,112
Customer deposits and receipts in advance		66,353	59,514
Dividend payable		—	1

		91,087	82,934

Note:

(i)	The Company sold certain telecommunications towers and related assets to China Tower (the “Tower Assets Disposal”) and injected Cash Consideration amounting to RMB2,966 million to China Tower, in return for new shares issued by China Tower. The Cash Consideration payable was included in the amounts due to China Tower as at December 2015, and was paid in February 2016.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

19.	Deferred Revenues

Deferred revenues mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortised portion of government grants (Note 16).

	2016 RMB millions	2015 RMB millions
Balance at beginning of year	2,482	1,858
Additions for the year
– calling cards	753	600
– government grants	1,494	1,041

	2,247	1,641

Reductions for the year
– amortisation of installation fees	(294)	(416)
– usage of calling cards	(625)	(582)
– amortisation of government grants	(252)	(19)

Balance at end of year	3,558	2,482

Representing:
– current portion	1,253	1,028
– non-current portion	2,305	1,454

	3,558	2,482

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2016, the unamortised portion of these costs was RMB367 million (2015: RMB560 million).

20.	Share Capital

	2016 RMB millions	2015 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

21.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2015	17,064	10,746	69,072	384	(941)	111,926	208,251
Total comprehensive income for the year	—	—	—	492	129	20,054	20,675
Acquisition of non-controlling interests	(1)	—	—	—	—	—	(1)
Contribution from non-controlling interests	87	—	—	—	—	—	87
Dividends (Note 32)	—	—	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	—	—	(1,901)	—

Balance as at 31 December 2015	17,150	10,746	70,973	876	(812)	123,919	222,852

Total comprehensive income for the year	—	—	—	(165)	190	18,004	18,029
Dividends (Note 32)	—	—	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	—	—	(1,638)	—

Balance as at 31 December 2016	17,150	10,746	72,611	711	(622)	133,796	234,392

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

21.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves and retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2015	29,148	10,746	69,072	93,635	202,601

Total comprehensive income for the year	—	—	—	19,505	19,505
Dividends (Note 32)	—	—	—	(6,160)	(6,160)
Appropriations (Note (iii))	—	—	1,901	(1,901)	—

Balance as at 31 December 2015	29,148	10,746	70,973	105,079	215,946

Total comprehensive income for the year	—	—	—	16,206	16,206
Disposal of a subsidiary	—	—	—	9	9
Dividends (Note 32)	—	—	—	(6,489)	(6,489)
Appropriations (Note (iii))	—	—	1,638	(1,638)	—

Balance as at 31 December 2016	29,148	10,746	72,611	113,167	225,672

Note:

(i)	Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

21.	Reserves (continued)

Note: (continued)

(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended 31 December 2016 and 2015, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended 31 December 2016, the Company transferred RMB1,638 million, being 10% of the year’s net profit, to this reserve (2015: RMB1,901 million).

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2016 and 2015.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2016, included in the other reserves and retained earnings, the amount available for distribution was RMB112,631 million (2015: RMB105,079 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB7,548 million in respect of the financial year 2016 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 32).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

22.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2016 RMB millions	2015 RMB millions
Voice	(i)	70,120	78,593
Internet	(ii)	150,405	126,546
Information and application services	(iii)	66,838	66,343
Telecommunications network resource services and lease of network equipment	(iv)	17,773	17,635
Others	(v)	47,149	42,085

		352,285	331,202

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.
(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

23.	Network Operations and Support Expenses

	Note	2016 RMB millions	2015 RMB millions
Operating and maintenance		48,330	46,018
Utility		13,146	12,519
Property rental and management fee	(i)	22,337	14,117
Others		10,279	8,586

		94,092	81,240

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (hereinafter referred to as the “tower assets lease fee”).

24.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	2016 RMB millions	2015 RMB millions
Network operations and support	36,254	33,810
Selling, general and administrative	18,206	18,731

	54,460	52,541

25.	Other Operating Expenses

	Note	2016 RMB millions	2015 RMB millions
Interconnection charges	(i)	11,790	12,329
Cost of goods sold	(ii)	38,628	34,963
Donations		19	18
Others	(iii)	1,740	1,533

		52,177	48,843

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

26.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2016 were RMB325,084 million (2015: RMB304,760 million) which include auditor’s remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB67 million and RMB2 million respectively (2015: RMB65 million and RMB2 million).

27.	Net Finance Costs

	2016 RMB millions	2015 RMB millions
Interest expense incurred	4,199	4,900
Less: Interest expense capitalised*	(498)	(327)

Net interest expense	3,701	4,573
Interest income	(353)	(375)
Foreign exchange losses	209	154
Foreign exchange gains	(322)	(79)

	3,235	4,273

* Interest expense was capitalised in construction in progress at the following rates per annum	4.1%–5.0%	3.5%–5.5%

28.	Income Tax

Income tax in the profit or loss comprises:

	2016 RMB millions	2015 RMB millions
Provision for PRC income tax	3,473	7,127
Provision for income tax in other tax jurisdictions	155	74
Deferred taxation	2,360	(650)

	5,988	6,551

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

28.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Note	2016 RMB millions	2015 RMB millions
Profit before taxation		24,097	26,693

Expected income tax expense at statutory tax rate of 25%	(i)	6,024	6,673
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(275)	(400)
Differential tax rate on other subsidiaries’ income	(ii)	(53)	(25)
Non-deductible expenses	(iii)	485	431
Non-taxable income	(iv)	(105)	(75)
Others	(v)	(88)	(53)

Actual income tax expense		5,988	6,551

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at a preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

29.	Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration of the Company’s directors and supervisors:

2016	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[1] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	174	906	73	—	1,153
Yang Xiaowei	—	165	828	70	—	1,063
Ke Ruiwen	—	148	805	70	—	1,023
Sun Kangmin	—	155	814	70	—	1,039
Zhang Jiping[2]	—	104	765	47	—	916

Non-executive director
Zhu Wei[3]	—	—	—	—	—	—

Independent non-executive directors[4]
Tse Hau Yin	433	—	—	—	—	433
Cha May Lung	217	—	—	—	—	217
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	217	—	—	—	—	217

Supervisors
Sui Yixun	—	184	467	74	—	725
Tang Qi	—	214	450	107	—	771
Zhang Jianbin	—	172	489	73	—	734
Hu Jing	—	102	319	66	—	487
Ye Zhong	—	—	—	—	—	—

	1,067	1,418	5,843	650	—	8,978

1	Including deferred performance bonus for the term of office from 2013 to 2015.
2	Mr. Zhang Jiping retired as an executive director of the Company on 19 August 2016.
3	Mr. Zhu Wei resigned as a non-executive director of the Company on 10 May 2016.
4	The independent non-executive directors’ remuneration were for their services as directors of the Company.
5	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

29.	Directors’ and Supervisors’ Remuneration (continued)

2015	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	160	426	84	—	670
Zhang Jiping	—	143	385	80	—	608
Yang Xiaowei	—	136	378	79	—	593
Sun Kangmin	—	143	378	80	—	601
Ke Ruiwen	—	136	378	75	—	589
Wang Xiaochu[1]	—	111	373	58	—	542
Chang Xiaobing[2]	—	53	53	27	—	133
Wu Andi[3]	—	34	284	24	—	342

Non-executive director
Zhu Wei	—	—	—	—	—	—

Independent non-executive directors[7]
Tse Hau Yin	407	—	—	—	—	407
Cha May Lung	203	—	—	—	—	203
Xu Erming	200	—	—	—	—	200
Wang Hsuehming	203	—	—	—	—	203

Supervisors
Sui Yixun[4]	—	104	131	42	—	277
Tang Qi	—	184	450	68	—	702
Zhang Jianbin	—	166	438	68	—	672
Hu Jing	—	98	338	63	—	499
Ye Zhong[4]	—	—	—	—	—	—
Shao Chunbao[5]	—	23	22	12	—	57
Du Zuguo[6]	—	—	—	—	—	—

	1,013	1,491	4,034	760	—	7,298

1	Mr. Wang Xiaochu resigned as an executive director of the Company on 24 August 2015.
2	Mr. Chang Xiaobing was appointed as an executive director of the Company on 23 October 2015 and resigned as an executive director of the Company on 30 December 2015.
3	Madam Wu Andi retired as an executive director of the Company on 10 February 2015.
4	Mr. Sui Yixun and Mr. Ye Zhong was appointed as supervisors of the Company on 27 May 2015.
5	Mr. Shao Chunbao resigned as a supervisor of the Company on 18 February 2015.
6	Mr. Du Zuguo resigned as a supervisor of the Company on 12 March 2015.
7	The independent non-executive directors’ remuneration were for their services as directors of the Company.
8	The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

30.	Individuals with Highest Emoluments and Senior Management Remuneration

(a)	Five highest paid individuals

None of the five highest paid individuals of the Group for the year ended 31 December 2016 and 2015 were directors of the Company.

The aggregate of the emoluments in respect of the five (2015: five) individuals (non-directors) are as follows:

	2016 RMB thousands	2015 RMB thousands
Salaries, allowances and benefits in kind	5,474	6,042
Discretionary bonuses	3,111	9,087
Retirement scheme contributions	47	22

	8,632	15,151

The emoluments of the five (2015: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2016 Number of individuals	2015 Number of individuals
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB1,500,000	—	—
RMB1,500,001 – RMB2,000,000	5	2
RMB2,000,001 – RMB2,500,000	—	2
above RMB2,500,000	—	1

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

(b)	Senior management remuneration

The emoluments of the Group’s senior management are within the following bands:

	2016 Number of individuals	2015 Number of individuals
RMB0 – RMB1,000,000	14	22
RMB1,000,001 – RMB1,500,000	4	—
RMB1,500,001 – RMB2,000,000	—	—
RMB2,000,001 – RMB2,500,000	—	1

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

31.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2016, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,375 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2015, the consolidated profit attributable to equity holders of the Company includes a profit of RMB19,013 million which has been dealt with in the stand-alone financial statements of the Company.

32.	Dividends

Pursuant to a resolution passed at the Board of Directors’ meeting on 21 March 2017, a final dividend of equivalent to HK$0.105 per share totaling approximately RMB7,548 million for the year ended 31 December 2016 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

33.	Basic Earnings Per Share

The calculation of basic earnings per share for the years ended 31 December 2016 and 2015 is based on the profit attributable to equity holders of the Company of RMB18,004 million and RMB20,054 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

34.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases, and these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2016 and 2015, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

	2016 RMB millions	2015 RMB millions
Within 1 year	15,492	3,452
Between 1 to 2 years	14,351	2,564
Between 2 to 3 years	13,704	2,006
Between 3 to 4 years	13,256	1,532
Between 4 to 5 years	1,112	1,171
Thereafter	3,066	3,723

Total minimum lease payments	60,981	14,448

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2016 was RMB21,250 million (2015: RMB10,331 million).

Capital commitments

As at 31 December 2016 and 2015, the Group had capital commitments as follows:

	2016 RMB millions	2015 RMB millions
Contracted for but not provided
– property	933	403
– telecommunications network plant and equipment	12,807	9,745

	13,740	10,148

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)	As at 31 December 2016 and 2015, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

35.	Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. As at 31 December 2016, the fair value of the Group’s available-for-sale equity investment securities are RMB1,369 million (2015: RMB1,597 million) based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist and as their fair values cannot be measured reliably, their fair values were not disclosed.

The fair value of long-term debt and payable is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (2015: 1.0% to 4.9%). As at 31 December 2016 and 2015, the carrying amounts and fair value of the Group’s long-term debt and payable was as follows:

	2016		2015
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	71,646	71,741	64,914	65,156

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

35.	Financial Instruments (continued)

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the quantitative disclosures in respect of the Group’s exposure on credit risk for accounts receivable are set out in Note 13.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

35.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2016
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	40,780	41,425	41,425	—	—	—
Long-term debt and payable	71,646	75,126	62,307	1,187	3,601	8,031
Accounts payable	122,444	122,444	122,444	—	—	—
Accrued expenses and other payables	91,087	91,087	91,087	—	—	—
Finance lease obligations	102	112	58	20	31	3

	326,059	330,194	317,321	1,207	3,632	8,034

	2015
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	51,636	51,967	51,967	—	—	—
Long-term debt and payable	64,914	71,295	2,597	64,345	768	3,585
Accounts payable	118,055	118,055	118,055	—	—	—
Accrued expenses and other payables	82,934	82,934	82,934	—	—	—
Finance lease obligations	119	134	48	43	43	—

	317,658	324,385	255,601	64,388	811	3,585

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long-term debt and payable. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2016		2015
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	3.3	39,854	3.0	50,806
Long-term debt	1.2	9,936	1.2	3,204

		49,790		54,010

Variable rate debt:
Short-term debt	4.2	926	4.8	830
Deferred consideration due to China Telecommunications Corporation (as defined in Note 16)	4.1	61,710	4.0	61,710

		62,636		62,540

Total debt		112,426		116,550

Fixed rate debt as a percentage of total debt		44.3%		46.3%

As at 31 December 2016, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB470 million (2015: RMB469 million).

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2015.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 81.8% (2015: 92.6%) of the Group’s cash and cash equivalents and 99.4% (2015: 99.4%) of the Group’s short-term and long-term debt and payable as at 31 December 2016 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

36.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and payable, and finance lease obligations. As at 31 December 2016, the Group’s total debt-to-total assets ratio was 17.2% (2015: 18.5%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

37.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Listing Rules and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Note	2016 RMB millions	2015 RMB millions
Purchases of telecommunications equipment and materials	(i)	5,206	5,288
Sales of telecommunications equipment and materials	(i)	2,780	2,855
Construction and engineering services	(ii)	18,936	19,888
Provision of IT services	(iii)	312	181
Receiving IT services	(iii)	1,609	1,365
Receiving community services	(iv)	2,871	2,860
Receiving ancillary services	(v)	13,941	12,718
Property lease income	(vi)	37	47
Property lease expenses	(vi)	559	673
Net transaction amount of centralised services	(vii)	523	486
Interconnection revenues	(viii)	61	59
Interconnection charges	(viii)	233	468
Internet applications channel services	(ix)	332	368
Interest on amounts due to and loans from China Telecom Group*	(x)	2,928	4,048
Lease of CDMA network facilities*	(xi)	154	226
Lease of inter-provincial transmission optic fibres*	(xii)	16	22
Lease of land use rights*	(xiii)	6	13

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.76 or 14A.90 of the Listing Rules.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

37.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 16).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

37.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	2016 RMB millions	2015 RMB millions
Accounts receivable	949	492
Prepayments and other current assets	728	732

Total amounts due from China Telecom Group	1,677	1,224

Accounts payable	21,343	18,702
Accrued expenses and other payables	1,813	1,464
Short-term debt	5,271	12,098
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	90,137	93,974

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 16.

As at 31 December 2016 and 2015, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

	Note	2016 RMB millions	2015 RMB millions
Tower Assets Disposal		—	30,131
Tower assets lease fee	(i)	11,657	2,742
Provision of IT services	(ii)	12	—

Note:

(i)	Represent amounts paid and payable to China Tower for the lease of the telecommunications towers and related assets.

Upon completion of the Tower Assets Disposal, the Company and China Tower were in the process of finalising the terms of the leases arrangement. To ensure there were no interruptions in the operations of the Company, China Tower had undertaken to allow the Company to use the telecommunications towers and related assets following completion of the Tower Assets Disposal notwithstanding that the terms of the leases had not been finalised. The Company paid service charges for the leases from the completion date of the Tower Assets Disposal.

The Company and China Tower entered into agreement on 8 July 2016 to confirm the pricing and related arrangements in relation to the leases of telecommunications towers and related assets.

(ii)	Represent IT services provided to China Tower.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

37.	Related Party Transactions (continued)

(b)	Transactions with China Tower (continued)

Amounts due from/to China Tower are summarised as follows:

	2016 RMB millions	2015 RMB millions
Account receivable	10	—
Prepayments and other current assets	2,278	1,789

Total amounts due from China Tower	2,288	1,789

Accounts payable	3,697	3,272
Accrued expenses and other payables	807	3,097

Total amounts due to China Tower	4,504	6,369

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 31 December 2016 and 2015, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2016 RMB thousands	2015 RMB thousands
Short-term employee benefits	9,886	9,859
Post-employment benefits	801	916

	10,687	10,775

The above remuneration is included in personnel expenses.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

37.	Related Party Transactions (continued)

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 39.

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 37(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

38.	Information about the Statement of Financial Position of the Company

	Note	31 December 2016 RMB millions	31 December 2015 RMB millions
ASSETS
Non-current assets
Property, plant and equipment, net		386,589	371,555
Construction in progress		79,438	68,095
Lease prepayments		22,941	23,594
Goodwill		29,877	29,877
Intangible assets		10,143	9,861
Investments in subsidiaries	8	6,119	6,124
Interests in associates		34,401	34,316
Investments		1,396	1,624
Deferred tax assets		4,564	4,332
Other assets		2,915	3,231

Total non-current assets		578,383	552,609
Current assets
Inventories		1,568	2,262
Income tax recoverable		29	2
Accounts receivable, net		21,374	20,425
Prepayments and other current assets		13,882	11,854
Short-term bank deposits		50	58
Cash and cash equivalents		13,327	22,043

Total current assets		50,230	56,644

Total assets		628,613	609,253

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

38.	Information about the Statement of Financial Position of the Company (continued)

	Note	31 December 2016 RMB millions	31 December 2015 RMB millions
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		40,579	51,478
Current portion of long-term debt and payable		62,276	84
Accounts payable		117,878	112,666
Accrued expenses and other payables		82,593	76,405
Income tax payable		805	2,000
Current portion of finance lease obligations		52	38
Current portion of deferred revenues		1,083	982

Total current liabilities		305,266	243,653

Net current liabilities		(255,036)	(187,009)

Total assets less current liabilities		323,347	365,600

Non-current liabilities
Long-term debt and payable		9,353	64,814
Finance lease obligations		50	81
Deferred revenues		2,303	1,451
Deferred tax liabilities		4,488	1,923
Other non-current liabilities		549	453

Total non-current liabilities		16,743	68,722

Total liabilities		322,009	312,375

Equity
Share capital		80,932	80,932
Reserves	21	225,672	215,946

Total equity		306,604	296,878

Total liabilities and equity		628,613	609,253

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

39.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the year ended 31 December 2016 were RMB6,650 million (2015: RMB6,584 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2016 was RMB596 million (2015: RMB791 million).

40.	Stock Appreciation Rights

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at November 2014, 2015 and 2016, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2016 and 2015, no stock appreciation right units were exercised. For the year ended 31 December 2016, compensation expense of RMB152 million was reversed by the Group in respect of stock appreciation rights as a result of the expiration of the stock appreciation right units granted by the Company in 2012. For the year ended 31 December 2015, compensation expense of RMB102 million was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As at 31 December 2016, no liability arising from stock appreciation rights was assumed by the Company. As at 31 December 2015, the carrying amount of the liability arising from stock appreciation rights was RMB152 million. As at 31 December 2016, all stock appreciation right units had expired. As at 31 December 2015, 908 million stock appreciation right units vested but were not exercised, and 8.7 million stock appreciation right units were forfeited.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

41.	Accounting Estimates and Judgments

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(n). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

41.	Accounting Estimates and Judgments (continued)

Impairment of long-lived assets (continued)

For the year ended 31 December 2016, provision for impairment losses of RMB62 million were made against the carrying value of long-lived assets (2015: RMB51 million). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the leases of Tower Assets on 8 July 2016. Management evaluated the detailed clauses of the leases agreement and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 2(m) and based on the following judgments: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialized nature that only the Company can use them without major modifications.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

42.	Possible Impact of Amendments, New Standards and Interpretation Issued but not yet Effective for the Annual Accounting Period ended 31 December 2016

Up to the date of issue of the consolidated financial statements, the IASB has issued the following amendments and new standards and interpretation which are not yet effective and not early adopted for the annual accounting period ended 31 December 2016:

Effective for accounting period beginning on or after
Amendments to IAS 7, “Disclosure Initiative”	1 January 2017
Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”	1 January 2017
IFRS 9, “Financial Instruments”	1 January 2018
IFRS 15, “Revenue from Contracts with Customers” and the related Clarifications	1 January 2018
Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”	1 January 2018
Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”	1 January 2018
IFRIC 22, “Foreign Currency Transactions and Advance Consideration”	1 January 2018
Amendments to IAS 40, “Transfers of Investment Property”	1 January 2018
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2014-2016 Cycle”	1 January 2017 or 2018, as appropriate
IFRS 16, “Leases”	1 January 2019
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	A date to be determined

The Group is in the process of making an assessment of the impact that will result from adopting the amendments, new standards and interpretation issued by the IASB which are not yet effective for the accounting period ended on 31 December 2016. Except for IFRS 15, “Revenue from Contracts with Customers” and IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments, new standards and interpretation is unlikely to have a significant impact on its financial position and the results of operations.

IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations when it becomes effective.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

42.	Possible Impact of Amendments, New Standards and Interpretation Issued but not yet Effective for the Annual Accounting Period ended 31 December 2016 (continued)

IFRS 15, “Revenue from Contracts with Customers” (continued)

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Specifically, the standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance.

The directors of the Company consider that the performance obligations are similar to the current identification of separate revenue components under IAS 18, however, the allocation of total consideration to the respective performance obligations will be based on relative fair values which will potentially affect the timing and amounts of revenue recognition. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the directors of the Company performs a detailed review.

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognised for all leases by lessees, except for short-term leases and leases of low value assets.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2016

42.	Possible Impact of Amendments, New Standards and Interpretation Issued but not yet Effective for the Annual Accounting Period ended 31 December 2016 (continued)

IFRS 16, “Leases” (continued)

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under IFRS 16, lease payments in relation to lease liability will be presented as financing cash flows or allocated into a principal and an interest portion which will be presented as financing and operating cash flows, respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

The directors of the Company are in the process of making an assessment of the impact that will result from adopting IFRS 16. A preliminary assessment indicates that the Group will recognise a right-of-use asset and a corresponding liability in respect of all the operating leases unless they qualify for low value or short-term leases upon the application of IFRS 16. In addition, the application of new requirements may result changes in measurement, presentation and disclosure as indicated above. However, it is not practicable to provide a reasonable estimate of the financial effect until the directors of the Company complete a detailed review.

43.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Group as at 31 December 2016 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2016 RMB	2015 RMB	2014 RMB	2013 RMB	2012 RMB
Results of operation
Voice	70,120	78,593	88,260	96,850	92,535
Internet	150,405	126,546	112,431	99,394	87,662
Telecommunications network resource services and lease of network equipment	17,773	17,635	17,332	17,586	15,737
Information and application services and others	113,987	108,428	106,371	107,754	87,242

Operating revenues	352,285	331,202	324,394	321,584	283,176
Depreciation and amortisation	67,938	67,664	66,345	69,083	49,666
Network operations and support	94,092	81,240	68,651	53,102	65,979
Selling, general and administrative	56,417	54,472	62,719	70,448	63,099
Personnel expenses	54,460	52,541	50,653	46,723	42,857
Other operating expenses	52,177	48,843	47,518	54,760	40,367

Operating expenses	325,084	304,760	295,886	294,116	261,968

Operating profit	27,201	26,442	28,508	27,468	21,208
Gain from Tower Assets Disposal	—	5,214	—	—	—
Net finance costs	(3,235)	(4,273)	(5,291)	(5,153)	(1,562)
Investment income	40	8	6	670	93
Share of profits/(losses) of associates	91	(698)	34	103	78

Profit before taxation	24,097	26,693	23,257	23,088	19,817
Income tax	(5,988)	(6,551)	(5,498)	(5,422)	(4,753)

Profit for the year	18,109	20,142	17,759	17,666	15,064

Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	(228)	652	(54)	414	(228)
Deferred tax on change in fair value of available-for-sale equity securities	57	(163)	14	(104)	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China	190	129	3	(79)	(2)
Share of other comprehensive income of associates	6	3	(3)	5	—

Other comprehensive income for the year, net of tax	25	621	(40)	236	(173)

Total comprehensive income for the year	18,134	20,763	17,719	17,902	14,891

Profit attributable to
Equity holders of the Company	18,004	20,054	17,680	17,545	14,949
Non-controlling interests	105	88	79	121	115

Profit for the year	18,109	20,142	17,759	17,666	15,064

Total comprehensive income attributable to
Equity holders of the Company	18,029	20,675	17,640	17,781	14,776
Non-controlling interests	105	88	79	121	115

Total comprehensive income for the year	18,134	20,763	17,719	17,902	14,891

Basic earnings per share	0.22	0.25	0.22	0.22	0.18

Financial Summary

(Amounts in millions)

	As at 31 December of the year
	2016 RMB	2015 RMB	2014 RMB	2013 RMB	2012 RMB
Financial condition
Property, plant and equipment, net	389,648	373,981	372,876	374,341	373,781
Construction in progress	80,381	69,103	53,181	44,157	32,500
Other non-current assets	108,367	108,369	75,674	71,958	73,635
Cash and bank deposits	27,948	34,388	21,815	18,357	32,829
Other current assets	46,024	43,720	37,728	34,426	32,546

Total assets	652,368	629,561	561,274	543,239	545,291

Current liabilities	318,998	255,929	206,325	200,098	193,610
Non-current liabilities	17,075	68,881	64,841	64,477	85,581

Total liabilities	336,073	324,810	271,166	264,575	279,191

Total equity attributable to equity holders of the Company	315,324	303,784	289,183	277,741	265,139
Non-controlling interests	971	967	925	923	961

Total equity	316,295	304,751	290,108	278,664	266,100

Total liabilities and equity	652,368	629,561	561,274	543,239	545,291

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code
The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2016 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	4.34	3.28	3.58	55.85	42.23	46.13

Number of issued shares: (as at 31 December 2016)	80,932,368,321

Market capitalization: (as at 31 December 2016)	HK$289.7 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2016.

Shareholder Information

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2016 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2016, the share capital of the Company comprised:

	Number of shares	Percentage of the total number of shares (%)
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2016:

Name of shareholder	Number of shares	Percentage of the total number of H shares in issue (%)
JPMorgan Chase & Co.	1,771,824,481	12.77

BlackRock, Inc.	828,607,283	5.97

The Bank of New York Mellon Corporation	750,064,125	5.40

Templeton Global Advisors Limited	703,545,865	5.07

GIC Private Limited	695,909,200	5.01

Shareholder Information

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095
2015 Final	30 May 2016	25 May 2016	15 July 2016	0.095
2016 Final	26 May 2017	23 May 2017	21 July 2017	0.105	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the Annual General Meeting to be held on 23 May 2017.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2016 with the United States Securities and Exchange Commission by 30 April 2017.

2016 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2015”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,000 to the charitable organisation, WWF. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2016”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Shareholder Information

Annual General Meeting

To be held at 11:00 a.m. on 23 May 2017 in Island Shangri-La Hong Kong.

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 5850 1508
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
IR Enquiry:	852 2582 0388
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited
Address:	Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

Shareholder Information

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon
Address:	Shareowner Services
P.O. Box 30170
College Station
TX 77842-3170
Tel:	1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email:	shrrelations@cpushareownerservices.com

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a leading integrated intelligent information services operator

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2016 will be held at 11:00 a.m. on 23 May 2017 at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2016 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2017.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2016 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2017 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

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4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the sixth session of the Board of Directors of the Company:

4.1	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Jie; and THAT the Board be and is hereby authorised to determine his remuneration.

4.2	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Xiaowei; and THAT the Board be and is hereby authorised to determine his remuneration.

4.3	THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

4.4	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Sun Kangmin; and THAT the Board be and is hereby authorised to determine his remuneration.

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4.5	THAT the election of Zhen Caiji as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhen Caiji; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6	THAT the election of Gao Tongqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Gao Tongqing; and THAT the Board be and is hereby authorised to determine his remuneration.

4.7	THAT the election of Chen Zhongyue as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Zhongyue; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8	THAT the election of Chen Shengguang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Shengguang; and THAT the Board be and is hereby authorised to determine his remuneration.

4.9	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

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4.10	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura; and THAT the Board be and is hereby authorised to determine her remuneration.

4.11	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

4.12	THAT the re-election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the sixth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Sui Yixun as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Sui Yixun, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

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5.2	THAT the re-election of Hu Jing as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Hu Jing, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

5.3	THAT the re-election of Ye Zhong as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Ye Zhong, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

6.1	In Article 1 of the Articles of Association, substituting “The Company’s business licence number is: 1000001003712” with “The Company’s unified social credit code is: 9111000071093019X7”.

6.2	Delete the content of Article 13 of the Articles of Association and replace it with the following:

“Article 13 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

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Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business and the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD) in the People’s Republic of China.

Engage in local fixed telephone business (including local wireless ring circuit business), domestic fixed long-distance telephone business, international fixed long-distance telephone business, IP telephone (limited to Phone-to-Phone telephone service) business, satellite international private line business, Internet data transfer business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access business, and domestic communications facilities servicing business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic Very Small Aperture Terminal communications business, domestic fixed data transfer business, Customer Premises Network (CPN) business, network hosting business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; Internet data centre business, domestic Internet virtual private network business, Internet access services business under Type 1 value-added telecommunications businesses; online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business under Type 2 value-added telecommunications businesses; engage in information services business under Type 2 value-added telecommunications businesses (limited to mobile information services) in the 10 provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.

6

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), art, drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

6.3	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2017 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

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7.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

7.3	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, to do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by National Association of Financial Market Institutional Investors.

8

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

8.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2017 is held.

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

9

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

10

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Wong Yuk Har Joint Company Secretaries

Beijing, China, 6 April 2017

11

Notes:

(1)	Details of the resolutions stated above are set out in the 2016 annual report and the circular dated 6 April 2017 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 23 April 2017 to 23 May 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 21 April 2017. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 23 May 2017 are entitled to attend the annual general meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.105 per share (pre-tax) for the year ended 31 December 2016 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 5 June 2017. The H Share Register of Members will be closed from Wednesday, 31 May 2017 to Monday, 5 June 2017 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Monday, 29 May 2017.

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2016 annual report and the circular dated 6 April 2017.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1508). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 2 May 2017.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

12

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer), Mr. Yang Xiaowei (as the president and chief operating officer), Mr. Ke Ruiwen and Mr. Sun Kangmin (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

13

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 6 April 2017 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2016 to be held at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2017 at 11:00 a.m. is set out on pages 12 to 23 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

6 April 2017

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 23 May 2017, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors: Yang Jie Yang Xiaowei Ke Ruiwen Sun Kangmin	Registered office: 31 Jinrong Street Xicheng District Beijing 100033, PRC

Independent Non-executive Directors: Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming Wang Hsuehming	Place of business in Hong Kong: 38th Floor Dah Sing Financial Centre 108 Gloucester Road Wanchai, Hong Kong 6 April 2017

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION AND RE-ELECTION OF

DIRECTORS AND SUPERVISORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

At the AGM, amongst other things, ordinary resolutions will be proposed to approve the proposed election of members to the sixth session of the Board of Directors and the sixth session of the Supervisory Committee of the Company and special resolutions will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF MEMBERS TO THE SIXTH SESSION OF THE BOARD OF DIRECTORS AND THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE (SUPERVISORS WHO REPRESENT THE SHAREHOLDERS)

The term of office of the current session of the members of the Board of Directors and Supervisory Committee will expire on the date of the AGM.

The following persons have been nominated for election as members of the sixth session of the Board of Directors or the Supervisory Committee (Supervisors who represent the Shareholders). Separate ordinary resolutions will be proposed to the Shareholders at the AGM for their consideration and approval.

Proposed Directors	Proposals

Yang Jie	Re-elected to be Director
Yang Xiaowei	Re-elected to be Director
Ke Ruiwen	Re-elected to be Director
Sun Kangmin	Re-elected to be Director
Zhen Caiji	Elected to be Director
Gao Tongqing	Elected to be Director
Chen Zhongyue	Elected to be Director
Chen Shengguang	Elected to be Director
Tse Hau Yin, Aloysius	Re-elected to be Independent Director
Cha May Lung, Laura	Re-elected to be Independent Director
Xu Erming	Re-elected to be Independent Director
Wang Hsuehming	Re-elected to be Independent Director

Proposed Supervisors	Proposals

Sui Yixun	Re-elected to be Supervisor
Hu Jing	Re-elected to be Supervisor
Ye Zhong	Re-elected to be Supervisor

Brief information concerning the above proposed Directors and Supervisors (collectively called “Nominee(s)”) is set out in Appendix I to this circular. In addition, the Employee Representative Supervisors of the Company shall be elected at the employee representatives meeting. The results of such election will be announced separately.

Except for those stated in Appendix I to this circular, no Nominee has held any directorship in any other listed companies nor take up any other post in any affiliated companies of the Company in the past three years. In addition, except for those stated in Appendix I, no Nominee has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company. No Nominee has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

LETTER FROM THE BOARD

The Nominees will be elected or re-elected subject to the approval by Shareholders at the AGM, and their terms will be effective from the date of the AGM. It is expected that each of the Nominees will enter into a service contract with the Company (with effect from the date of the relevant resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020).

After obtaining the relevant approval from the Shareholders at the AGM, the Board and the Supervisory Committee will have the authority to determine the remuneration of each Director and Supervisor, respectively. The Board and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duties, responsibilities, experience as well as the current market situations. Further details will be disclosed following the determination of their remuneration.

The Nomination Committee and the Board of the Company are of the view that the Nominees to the sixth session of the Board possess diverse areas of expertise, including areas such as telecommunications, finance, legal, accounting and management. They possess professional experience and knowledge which are strongly complementary to each other and such knowledge and experience are conducive to the scientific decision-making of the Board. At the same time, there are also diverse characteristics among the Nominees to the Board in terms of gender, age and years of service, which can enhance and improve the performance of the Company.

The Nominees to the sixth session of the Board include 4 Independent Directors, constituting one-third of the Board, which fulfils the requirements under the Corporate Governance Code of the Stock Exchange. Madam Wang Hsuehming has been acting as an Independent Director of the Company for approximately 3 years. Madam Cha May Lung, Laura has been acting as an Independent Director of the Company for approximately 9 years, while Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming have been acting as Independent Directors of the Company for approximately 12 years. During their respective tenure, they have proactively and diligently carried out their duties as Independent Directors and have provided excellent independent advice on the affairs of the Company from time to time with their remarkable professional knowledge and experience, which promoted the enhancement of the management standard and the operation of corporate governance of the Company, protecting the interests of the Shareholders as a whole. The 4 Nominees for Independent Directors, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming have all confirmed to the Company that they are in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules. The Company has conducted assessment on their independence, and is of the view that each of them complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules and that they are considered as independent in accordance with the provisions of the guidelines. Despite the fact that Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming and Madam Cha May Lung, Laura have already served as an Independent Directors of the Company for approximately or more than 9 years, their independent judgment have not been affected. Taking into consideration of their comprehensive knowledge, professional skills and experience as well as their thorough and deepened understanding of the Company and the Company’s relevant industry, it is believed that they will bring valuable contribution to the future sustainable healthy development of the Company. Therefore, the Nomination Committee and the Board of the Company are of the view that the re-election of the 4 Nominees for Independent Directors to be the Independent Directors of the Company can enhance the level of management of the Company by virtue of their professional knowledge and experience, while promoting the independence and objectiveness in decision-making of the Board and the comprehensive and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Except for those stated in this circular, the Company considers that there is no other information relating to the Nominees should be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor any matter which needs to be brought to the attention of the Shareholders.

Recommendation

The Company considers that the proposed election and re-election of Directors and Supervisors are in the interests of the Company and its Shareholders as a whole, and recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the work requirements of the nation’s “three-in-one certificate” registration system reform, the Company has completed the “three-in-one certificate” business registration procedures. In accordance with the changes of the information contained in the Company’s business licence, the Company proposes to amend the relevant provisions of the Articles of Association.

In addition, the Ministry of Industry and Information Technology announced a new version of directory of telecommunications business, therefore certain names of the telecommunications businesses changed. Hence, the information contained in the new versions of the Basic Telecommunications Businesses Operating Licence and Value-added Telecommunications Businesses Operating Licence issued to China Telecom changed correspondingly. The Company proposes to amend the relevant provisions regarding the scope of business of the Articles of Association of the Company to reflect the relevant contents of the operation permits for basic telecommunications business and value-added telecommunications business.

Recommendation

The Board considers that the proposed amendment to the Articles of Association is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

4.	AGM

A notice convening the AGM is set out on pages 12 to 23 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 2 May 2017.

LETTER FROM THE BOARD

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H Shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Yang Jie, age 54, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Executive Vice President, President and Chief Operating Officer of the Company, and Vice President and President of China Telecommunications Corporation. He is also the Chairman of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Yang Xiaowei, age 53, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in computer technology from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited, Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., Executive Vice President of the Company and Vice President of China Telecommunications Corporation. He is also a Director and the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Ke Ruiwen, age 53, is an Executive Director, Executive Vice President and Joint Company Secretary of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Sun Kangmin, age 59, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and the telecommunications industry.

Mr. Zhen Caiji, age 56, is an Executive Vice President of the Company. Mr. Zhen is a professor-level senior engineer. Mr. Zhen received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Zhen served as Deputy Chief Engineer of Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, President of Beijing Posts and Telecommunications Design Institute of Ministry of Information Industry, Vice President of China Academy of Telecommunication Research of Ministry of Information Industry, Deputy Chief Engineer of China Mobile Communications Corporation, President of China Academy of Telecommunications Technology, and Chairman and President of Datang Telecom Technology & Industry Group. He is also a Vice President of China Telecommunications Corporation. Mr. Zhen has extensive experience in management and the telecommunications industry.

Mr. Gao Tongqing, age 53, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Mr. Chen Zhongyue, age 45, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Chen Shengguang, age 53, graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager and Deputy General Manager of Finance Department of Guangdong Foreign Trade Import & Export Corporation, Chief Executive, Assistant to General Manager and Chief Accountant of Finance Department of Guangdong Guangxin Foreign Trade Corporation, Director of FSPG Hi-Tech Co., Ltd., Non-Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Vice President of Guangdong Guangxin Holdings Group Ltd. Mr. Chen has extensive experience in finance and corporate management.

Mr. Tse Hau Yin, Aloysius, age 69, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non-Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non-Executive Director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non-Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 67, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is also an Independent Non-Executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director, Senior Director, Executive Director of Corporate Finance and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Professor Xu Erming, age 67, is an Independent Non-Executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances. Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Madam Wang Hsuehming, age 67, is an Independent Non-Executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also formerly the Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatisation and capital equipment financing.

PROPOSED SUPERVISORS

Mr. Sui Yixun, age 53, is the Chairman of the Supervisory Committee of the Company. Mr. Sui is currently the Managing Director of audit department of the Company and a Supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Hu Jing, age 41, is a Supervisor of the Company. Mr. Hu is currently the Director of the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

APPENDIX I	BRIEF INFORMATION CONCERNING
THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Ye Zhong, age 57, is a Supervisor of the Company. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman of Zhejiang Financial Market Investment Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd. and Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

NOTICE OF ANNUAL GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2016 will be held at 11:00 a.m. on 23 May 2017 at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2016 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2017.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2016 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2017 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the sixth session of the Board of Directors of the Company:

4.1	THAT the re-election of Yang Jie as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Jie; and THAT the Board be and is hereby authorised to determine his remuneration.

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4.2	THAT the re-election of Yang Xiaowei as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Yang Xiaowei; and THAT the Board be and is hereby authorised to determine his remuneration.

4.3	THAT the re-election of Ke Ruiwen as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Ke Ruiwen; and THAT the Board be and is hereby authorised to determine his remuneration.

4.4	THAT the re-election of Sun Kangmin as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Sun Kangmin; and THAT the Board be and is hereby authorised to determine his remuneration.

4.5	THAT the election of Zhen Caiji as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Zhen Caiji; and THAT the Board be and is hereby authorised to determine his remuneration.

4.6	THAT the election of Gao Tongqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Gao Tongqing; and THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF ANNUAL GENERAL MEETING

4.7	THAT the election of Chen Zhongyue as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Zhongyue; and THAT the Board be and is hereby authorised to determine his remuneration.

4.8	THAT the election of Chen Shengguang as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Chen Shengguang; and THAT the Board be and is hereby authorised to determine his remuneration.

4.9	THAT the re-election of Tse Hau Yin, Aloysius as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Tse Hau Yin, Aloysius; and THAT the Board be and is hereby authorised to determine his remuneration.

4.10	THAT the re-election of Cha May Lung, Laura as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Cha May Lung, Laura; and THAT the Board be and is hereby authorised to determine her remuneration.

4.11	THAT the re-election of Xu Erming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Xu Erming; and THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF ANNUAL GENERAL MEETING

4.12	THAT the re-election of Wang Hsuehming as an Independent Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in the year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Wang Hsuehming; and THAT the Board be and is hereby authorised to determine her remuneration.

5.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to the election of the members of the sixth session of the Supervisory Committee of the Company:

5.1	THAT the re-election of Sui Yixun as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Sui Yixun, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

5.2	THAT the re-election of Hu Jing as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Hu Jing, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

5.3	THAT the re-election of Ye Zhong as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution for a term of three years until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Ye Zhong, and THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

NOTICE OF ANNUAL GENERAL MEETING

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

6.1	In Article 1 of the Articles of Association, substituting “The Company’s business licence number is: 1000001003712” with “The Company’s unified social credit code is: 9111000071093019X7”.

6.2	Delete the content of Article 13 of the Articles of Association and replace it with the following:

“Article 13 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business and the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD) in the People’s Republic of China.

Engage in local fixed telephone business (including local wireless ring circuit business), domestic fixed long-distance telephone business, international fixed long-distance telephone business, IP telephone (limited to Phone-to-Phone telephone service) business, satellite international private line business, Internet data transfer business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access business, and domestic communications facilities servicing business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic Very Small Aperture Terminal communications business, domestic fixed data transfer business, Customer Premises Network (CPN) business, network hosting business (by reference to value-added telecommunications business management) under Type 2 basic telecommunications businesses in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian,

NOTICE OF ANNUAL GENERAL MEETING

Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; Internet data centre business, domestic Internet virtual private network business, Internet access services business under Type 1 value-added telecommunications businesses; online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business under Type 2 value-added telecommunications businesses; engage in information services business under Type 2 value-added telecommunications businesses (limited to mobile information services) in the 10 provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), art, drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

6.3	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

7.1

THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers,

NOTICE OF ANNUAL GENERAL MEETING

short-term commercial papers, medium term notes, perpetual bonds, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2017 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

7.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

7.3	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, to do the centralised registration of super short-term commercial papers, short-term commercial papers, medium term notes and perpetual bonds in accordance with the registration rules published by National Association of Financial Market Institutional Investors.

NOTICE OF ANNUAL GENERAL MEETING

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

8.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2017 is held.

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

NOTICE OF ANNUAL GENERAL MEETING

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

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(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Beijing, China, 6 April 2017

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1)	Details of the resolutions stated above are set out in the 2016 annual report and the circular dated 6 April 2017 of the Company. In relation to the special resolution No. 6 stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 23 April 2017 to 23 May 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 21 April 2017. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 23 May 2017 are entitled to attend the annual general meeting.

(3)	The Board of Directors of the Company has recommended a final dividend of HK$0.105 per share (pre-tax) for the year ended 31 December 2016 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 5 June 2017. The H Share Register of Members will be closed from Wednesday, 31 May 2017 to Monday, 5 June 2017 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Monday, 29 May 2017.

(4)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2016 annual report and the circular dated 6 April 2017.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1508). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 2 May 2017.

(7)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)	Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

NOTICE OF ANNUAL GENERAL MEETING

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer), Mr. Yang Xiaowei (as the president and chief operating officer), Mr. Ke Ruiwen and Mr. Sun Kangmin (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).